Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2025 and 2024

(expressed in U.S. dollars)

DeFi Technologies Inc.

DeFi Technologies Inc.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in U.S. dollars)

		September 30, 2025	December 31, 2024	January 1, 2024
	Note	$	$	$
			(See Note 2 (e))	(See Note 2 (e))
Assets
Current
Cash and cash equivalents	3,22	119,541,083	15,931,525	5,086,256
Client cash deposits	3	5,387,686	10,665,147	-
Prepaid expenses and other assets	4	5,372,448	1,797,724	1,182,321
Public investments, at fair value through profit and loss	5,22,25	-	778,085	-
Digital assets	6	445,126,641	276,853,787	142,437,463
Digital assets loaned	6	163,451,483	38,618,758	204,466,643
Digital assets staked	6,7	111,473,563	240,031,645	23,078,945
Equity investments in digital assets funds, at FVTPL	6,7	98,042,523	126,317,000	-
Total current assets		948,395,427	710,993,671	376,251,628

Private investments, at fair value through profit and loss	5,22,25	43,977,068	37,348,081	32,717,095
Digital assets	6	-	334,710	486,649
Digital assets loaned	6	69,203,154	-	-
Equity investments in digital assets funds, at FVTPL	6,7	95,922,432	131,108,063	-
Equipment		15,705	103	6,094
Right-of-use asset	14	3,155,401	-	-
Intangible assets	9	1,026,055	1,649,270	2,660,625
Goodwill	9	40,065,219	37,157,779	35,080,194
Total assets		1,201,760,461	918,591,677	447,202,285
Liabilities and shareholders’ equity
Current liabilities

Accounts payable and accrued liabilities	10,25,26	9,599,999	3,482,464	6,899,320
Loans payable	11,22	12,813,123	9,693,294	42,522,656
Trading liabilities	8	16,007,678	15,109,375	-
ETP holders payable	12	989,124,847	871,162,347	384,190,602
Warrant liability	13	53,264,837	-	-
Lease liability - current portion	14	540,794	-	-
Total current liabilities		1,081,351,278	899,447,480	433,612,578

Lease liability	14	2,691,216	-	-
Total non-current liabilities		2,691,216	-	-
Total liabilities		1,084,042,494	899,447,480	433,612,578

Share capital	20	220,088,856	153,294,666	128,886,879
Preferred shares	20	3,190,601	3,190,601	3,190,601
Share-based payments reserves	21	22,905,682	26,401,006	21,282,945
Accumulated other comprehensive income		848,457	(294,045)	(4,262,989)
Non-controlling interest	8	1,390,785	-	(3,562)
Deficit		(130,706,414)	(163,448,031)	(135,504,167)
Total equity		117,717,967	19,144,197	13,589,707
Total liabilities and equity		1,201,760,461	918,591,677	447,202,285
Nature of operations and going concern	1
Commitments and contingencies	26

Approved on behalf of the Board of Directors:

“Olivier Roussy Newton”	“Stefan Hasct”
Director	Director

See accompanying notes to these condensed consolidated interim financial statements

DeFi Technologies Inc.

Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss)

(Expressed in U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
	$	$	$	$
		(See Note 2 (e))		(See Note 2 (e))
Revenues
Staking and lending income	7,423,166	6,450,765	24,080,749	16,807,671
Management fees	2,885,160	1,513,633	7,547,407	4,370,976
Trading commissions	2,233,106	-	6,230,864	-
Research revenue	109,500	195,175	468,000	813,785
Advisory revenue	192,407	-	192,407	-
Revenues excluding realized and net change in unrealized gains (losses)	12,843,339	8,159,573	38,519,427	21,992,432

Realized and net change in unrealized gains on digital assets	118,260,624	24,817,308	29,330,978	132,477,308
Realized and net change in unrealized gain on equity investments at FVTPL	71,235,287	21,472,220	18,207,491	10,833,817
Realized and net change in unrealized losses on ETP payables	(179,811,419)	(26,296,262)	(6,002,344)	(114,002,560)
Revenues from realized and net change in unrealized gains (losses)	9,684,492	19,993,266	41,536,125	29,308,565
Total revenues	22,527,831	28,152,839	80,055,552	51,300,997

Operating expenses
Operating, general and administration	8,954,453	4,576,970	23,068,641	29,219,841
Share based payments	2,207,588	8,788,650	10,758,244	12,506,785
Depreciation - equipment	808	1,270	1,666	5,498
Amortization - right-of-use assets	51,180	-	51,180	-
Amortization - intangibles	458,547	394,131	1,163,988	1,153,272
Fees and commissions	1,812,243	1,460,966	5,936,632	2,624,068
Foreign exchange (gain) loss	10,875	(1,532,898)	(367,259)	3,723,351
Impairment loss (recovery)	-	24,985	-	3,647,441
Total operating expenses	13,495,694	13,714,074	40,613,092	52,880,256
Operating income (loss)	9,032,137	14,438,765	39,442,460	(1,579,259)

Realized (loss) gain on investments	177,378	(617)	(300,804)	466,235
Unrealized gain (loss) on investments	21	1,579,117	2,723	(259,831)
Interest income	35,325	2,024	64,419	3,137
Finance costs	(141,510)	(573,601)	(375,552)	(2,536,463)
Financing expense	(4,675,199)	-	(4,675,199)	-
Total other (expenses) income	(4,603,985)	1,006,923	(5,284,413)	(2,326,922)
Net income (loss) for the period before taxes	4,428,152	15,445,688	34,158,047	(3,906,181)
Current income taxes	492,246	-	1,510,499	-
Net income (loss) for the period after taxes	3,935,906	15,445,688	32,647,548	(3,906,181)
Other comprehensive income
Cumulative translation adjustment	(942,908)	(427,623)	1,142,502	(1,391,374)
Net income (loss) and comprehensive income (loss) for the period	2,992,998	15,018,065	33,790,050	(5,297,555)

Net income (loss) attributed to:
Owners of the parent	4,029,975	15,448,937	32,741,617	(3,902,880)
Non-controlling interests	(94,069)	(3,249)	(94,069)	(3,301)
	3,935,906	15,445,688	32,647,548	(3,906,181)

Net income (loss) and comprehensive income (loss) attributed to:
Owners of the parent	3,065,335	15,021,314	33,862,387	(5,294,254)
Non-controlling interests	(72,337)	(3,249)	(72,337)	(3,301)
	2,992,998	15,018,065	33,790,050	(5,297,555)

Income (loss) per share
Basic	0.01	0.05	0.10	(0.01)
Diluted	0.01	0.04	0.09	(0.01)

Weighted average number of shares outstanding:
Basic	343,998,923	298,101,066	331,245,844	291,401,579
Diluted	373,627,746	355,303,374	362,979,050	291,401,579

See accompanying notes to these condensed consolidated interim financial statements

DeFi Technologies Inc.

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in U.S. dollars)

		Nine months ended September 30,
		2025	2024
	Note	$	$
			(See Note 2 (e))
Cash (used in) provided by operations:
Net income (loss) for the period after taxes		$32,647,548	$(3,906,181)
Adjustments to reconcile net (loss) income to cash (used in) operating activities:
Share-based payments	21	10,758,244	12,506,785
Impairment loss	9	-	3,647,441
Interest expense	11	325,356	-
Depreciation - equipment		1,666	5,498
Amortization - right-of-use asset	9	51,180	-
Amortization - Intangible asset	9	1,163,988	1,153,272
Realized loss on investments, net	22	300,804	(466,235)
Unrealized gain on investments, net	22	(2,723)	259,831
Realized and net change in unrealized gains on digital assets	15	(29,330,978)	(132,477,308)
Realized and net change in unrealized losses on ETP payables	17	6,002,344	129,126,606
Realized and net change in unrealized gain on equity investments at FVTPL	16	(18,207,491)	(10,833,817)
Staking and lending income	18	(24,080,749)	(16,807,671)
Management fee revenue		(7,547,407)	(4,374,571)
Non-cash trading fees		911,242	-
Share issuance costs expensed		4,695,578	-
Digital asset transaction costs		-	(1,998,385)
Lease interest expense		23,128	-
Unrealized loss on foreign exchange		4,207,517	(1,198,588)
		(18,080,753)	(25,363,323)
Adjustment for:
Purchase of digital assets	22	(234,966,522)	(255,275,187)
Disposal of digital assets	22	62,303,444	443,533,773
Purchase of equity investments	6,7	-	(175,245,383)
Disposal of equity investments	6,7	71,685,819	-
Purchase of investments	22	(2,190,643)	(999,991)
Disposal of investments		-	552,943
Change in client digital assets		5,277,461	-
Change in prepaid expenses and deposits		(3,562,251)	(2,542,555)
Change in accounts payable and accrued liabilities		5,834,651	(2,902,324)
Change in trading liabilities		898,303	375,109
Change in loan payable	11	(325,356)	-
Net cash (used in) operating activities		(113,125,847)	(17,866,938)
Investing activities
Net cash (paid for) received from acquisition of subsidiaries	8	(544,964)	237,015
Equipment purchases		(17,268)	-
Net cash (used in) provided by investing activities		(562,232)	237,015
Financing activities
Proceeds from ETP holders		577,376,911	361,136,794
Payments to ETP holders		(461,136,222)	(301,607,160)
Loan proceeds		5,296,576	-
Loan repaid		(2,502,103)	(32,096,260)
Proceeds from investments		477,281	(1,233)
Proceeds from option exercises	21	7,458,147	770,440
Proceeds from exercise of warrants	21	540,413	1,102,032
NCIB		(2,444,880)	(1,482,607)
Proceeds from private placement	20	100,000,001	-
Share issuance costs	20	(8,819,331)	-
Net cash provided by financing activities		216,246,793	27,822,006
Effect of exchange rate changes on cash and cash equivalents		1,050,844	57,757
Change in cash and cash equivalents		103,609,558	10,249,840
Cash, beginning of period		15,931,525	5,086,256
Cash and cash equivalents, end of period		$119,541,083	$15,336,096

See accompanying notes to these condensed consolidated interim financial statements

DeFi Technologies Inc.

Condensed Consolidated Interim Statements of Changes in Equity

(Expressed in U.S. dollars)

					Share-based payments
	Number of Common Shares	Common Shares	Number of Preferred Shares	Preferred Shares	Options	Deferred Shares Unit (DSU)	Treasury shares	Warrants	Share-based Payments Reserve	Accumulated other comprehensive income	Non-controlling interest	Deficit	Total

Balance, December 31, 2024	321,257,689	$153,294,666	4,500,000	$3,190,601	$16,904,428	$8,768,445	$-	$728,133	$26,401,006	$(294,045)	$-	$(163,448,031)	$19,144,197
Acquisition of Neuronomics	186,034	442,722	-	-	-	-	-	-	-	-	1,484,854	-	1,927,576
DSUs cancelled	-	-	-	-	-	(655,459)	-	-	(655,459)	-	-	-	(655,459)
DSU exercised	4,235,755	6,845,046	-	-	-	(6,845,046)	-	-	(6,845,046)	-	-		-
Option exercised	9,237,595	14,735,950	-	-	(7,277,803)	-	-	-	(7,277,803)	-	-	-	7,458,147
Warrant exercised	3,125,000	671,132	-	-	-	-	-	(130,719)	(130,719)	-	-	-	540,413
Share purchase agreement	1,607,717	3,909,861	-	-	-	-	-	-	-	-	-	-	3,909,861
NCIB	(935,900)	(2,444,880)	-	-	-	-	-	-	-	-	-	-	(2,444,880)
Share-based payments	-	-	-	-	4,884,872	6,528,831	-	-	11,413,703	-	-	-	11,413,703
Private placement	45,662,101	46,758,112	-	-	-	-	-	-	-	-	-	-	46,758,112
Share issuance costs	-	(4,123,753)	-	-	-	-	-	-	-	-	-	-	(4,123,753)
Net loss and comprehensive loss	-	-	-	-	-	-	-	-	-	1,142,502	(94,069)	32,741,617	33,790,050
Balance, September 30, 2025	384,375,991	$220,088,856	4,500,000	$3,190,601	$14,511,497	$7,796,771	$-	$597,414	$22,905,682	$848,457	$1,390,785	$(130,706,414)	$117,717,967

Balance, December 31, 2023 (See Note 2(e))	276,658,208	$128,886,879	4,500,000	$3,190,601	$13,242,820	$5,943,892	$20,268	$2,075,965	$21,282,945	(1,209,379)	(3,562)	(135,504,167)	16,643,317
Acquisition of Reflexivity	5,000,000	2,295,276	-	-	-	-	-	-	-	-	-	-	2,295,276
Acquisition of Solana CP	7,297,090	3,687,042	-	-	-	-	-	-	-	-	-	-	3,687,042
Warrants exercised	6,112,789	1,431,784	-	-	-	-	-	(329,673)	(329,673)	-	-	-	1,102,111
Options exercised	2,692,500	1,397,274	-	-	(584,749)	-	-	-	(584,749)	-	-	-	812,525
DSUs exercised	2,107,281	1,287,205	-	-	-	(1,287,205)	-	-	(1,287,205)	-	-	(42,089)	(42,089)
Option expiry	-	-	-	-	(639,300)	-	-	-	(639,300)	-	-	639,300	-
DSUs surrendered	-	-	-	-	-	(82,095)	-	-	(82,095)	-	-	51,592	(30,503)
NCIB	(1,020,000)	(1,218,243)	-	-	-	-	-	-	-	-	-	(264,363)	(1,482,606)
Share-based payments	-	-	-	-	6,724,084	5,757,133	-	-	12,481,217	-	-	-	12,481,217
Cumulative tranlsation adjustment	-	-	-	-	-	-	-	-	-	(1,391,374)	-	-	(1,391,374)
Net loss and comprehensive loss	-	-	-	-	-	-	-	-	-		(3,301)	(3,902,880)	(3,906,181)
Balance, September 30, 2024	298,847,868	$137,767,217	4,500,000	$3,190,601	$18,742,855	$10,331,725	$20,268	$1,746,292	$30,841,140	$(2,600,753)	$(6,863)	$(139,022,607)	$30,168,735

See accompanying notes to these condensed consolidated interim financial statements

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

1.	Nature of operations and going concern

DeFi Technologies Inc. (the “Company” or “DeFi”), is a publicly listed company incorporated in the Province of British Columbia and continued under the laws of the Province of Ontario. On January 21, 2021, the Company up listed its shares to Cboe Canada Exchange (formerly the NEO Exchange) under the symbol of “DEFI”. On May 12, 2025, the Company’s shares were listed on the Nasdaq Capital Market under the symbol “DEFT”. DeFi is a Canadian technology company bridging the gap between traditional capital markets and decentralized finance. The Company generates revenues through the issuance of exchange traded products that synthetically track the value of a single DeFi protocol, its digital asset prime brokerage, internal arbitrage and trading business, investments in various companies and leading protocols across the decentralized finance ecosystem to build a diversified portfolio of decentralized finance assets, providing premium membership for research reports to investors and offering node management of decentralized protocols to support governance, security and transaction validation. The Company’s head office is located at 333 Bay Street, Toronto, Ontario, Canada, M5H 2R2.

These condensed consolidated interim financial statements were prepared on a going concern basis of presentation, which contemplates the realization of assets and settlement of liabilities as they become due in the normal course of operations for the next fiscal year. As at September 30, 2025, the Company has working capital deficiency of $132,955,851 (December 31, 2024 –working capital deficiency of $188,453,809), including cash of $119,541,083 (December 31, 2024 - $15,931,525) and for the nine months ended September 30, 2025 had a net income and comprehensive income of $33,790,050 (for the nine months ended September 30, 2024 – net loss and comprehensive loss of $5,297,555). The Company’s current source of operating cash flow is dependent on the success of its business model and operations and there can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company.

These condensed consolidated interim financial statements do not reflect adjustments in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

International conflict and other geopolitical tensions and events, including war, military action, terrorism, tariffs, trade disputes, and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in global commodity and financial markets and supply chains. Volatility in digital asset prices and supply chain disruptions may adversely affect the Corporation’s business, financial condition, financing options, and results of operations.

2.	Material accounting policy information

(a)	Statement of compliance

These condensed consolidated interim financial statements of the Company were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB) applicable to the preparation of interim financial statements, including IAS 34 – Interim Financial Reporting. These condensed consolidated interim financial statements should be read in conjunction with the annual audited consolidated financial statements for the years ended December 31, 2024 and 2023, which was prepared in accordance with IFRS as issued by the IASB. These condensed consolidated interim financial statements of the Company were approved for issue by the Board of Directors on November 12, 2025.

(b)	Basis of consolidation

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect these returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are deconsolidated from the date control ceases. The condensed consolidated interim financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiary after eliminating inter-entity balances and transactions.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

2.	Material accounting policy information (continued)

These condensed consolidated interim financial statements comprise the financial statements of the Company and its wholly owned subsidiaries DeFi Holdings (Bermuda) Ltd. (“DeFi Bermuda”), Reflexivity LLC, Valour Inc., Valour Europe AG, DeFi Middle East DMCC, Stillman Digital Inc., Stillman Digital Bermuda Ltd., and CoreFi Strategy Corp. (“CoreFi”). Neuronomics AG is 52.5% owned by the Company and is consolidated on the basis of control. Valour Digital Securities Limited is 0% owned by the Company and consolidated on the basis of control. All material intercompany transactions and balances between the Company and its subsidiaries have been eliminated on consolidation.

Intercompany balances and any unrealized gains and losses or income and expenses arising from intercompany transactions are eliminated in preparing the condensed consolidated interim financial statements.

(c)	Basis of preparation and functional currency

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments and investments that have been measured at fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Foreign currency transactions are recorded at the exchange rate as at the date of the transaction. At each statement of financial position date, monetary assets and liabilities in foreign currencies other than the functional currency are translated using the year end foreign exchange rate. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary assets and liabilities in foreign currencies other than the functional currency are translated using the historical rate. All gains and losses on translation of these foreign currency transactions and balances are included in the profit and loss. The functional currency for DeFi and CoreFi is the Canadian dollar, and the functional currency for DeFi Bermuda, Reflexivity LLC, Valour Inc., Valour Europe AG, Stillman Digital Inc., Stillman Digital Bermuda Ltd. and Valour Digital Securities Limited is the U.S Dollar. The functional currency of DeFi Middle East DMCC is the United Emirates Dirham. The functional currency of Neuronomics AG is the Swiss Franc.

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet,

●	income and expenses for each statement of loss and comprehensive loss are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

●	all resulting exchange differences are recognized in other comprehensive loss.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities and of borrowings are recognized in other comprehensive loss. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(d)	Change in accounting policy

IFRS does not have clear and definitive guidance on the treatment of custodied digital assets. As such, the Company looked to industry practice and other standard setting bodies, such as SEC Staff Accounting Bulletins (“SAB”) and US GAAP for guidance on the treatment of these assets.

On January 23, 2025, the U.S. Securities and Exchange Commission published SAB 122 to rescind SAB 121 with an effective date of January 30, 2025. The application of SAB 122 is applicable for all annual reporting periods beginning on or after December 15, 2024.

Prior to the release of SAB 122, the Company accounted for client digital assets, held by its wholly owned subsidiary Stillman Digital Bermuda Ltd., in accordance with Staff Accounting Bulletin 121 due to the limited IFRS guidance applicable to custodians of digital assets.

To ensure the Company was in-line with other regulatory bodies on the treatments of these assets, the Company adopted SAB 122 during the nine months ended September 30, 2025. The implication of adoption of SAB 122 was that the Company removed its safeguarding obligation liability and corresponding client digital assets from its statement of financial position. The Company also retrospectively de-recognized $3,356,235 of client digital assets and associated liabilities from its December 31, 2024 statement of financial position. No adjustments to retained earnings were made nor an accrual for loss contingency given the lack of loss events to date at Stillman Digital Bermuda Ltd.

(e)	Change in presentation currency

Effective April 1, 2025, the Company changed its presentation currency from Canadian dollars (CAD) to United States dollars (USD). This change has been made to better reflect the Company’s operational and financial exposure to USD, which has become increasingly significant given its activities in the global cryptocurrency and decentralized finance (DeFi) industry, where USD is the predominant currency for transactions, valuations, and investor reporting. The Company’s shares were listed on the Nasdaq Capital Market on May 12, 2025, further supporting the change to USD presentation currency. The Company determined that USD provides more relevant and reliable financial information to users of the financial statements, particularly international investors and stakeholders.

In accordance with IAS 21 – The Effects of Changes in Foreign Exchange Rates, the change in presentation currency has been applied retrospectively. Accordingly, the comparative financial statements for prior periods have been presented as if USD had always been the Company’s presentation currency.

The consolidated statements of loss and comprehensive loss and consolidated statements of cashflows have been translated into the presentation currency using the average exchange rates prevailing during each quarterly reporting period. All monetary assets and liabilities previously reported in CAD have been translated into USD at the closing exchange rate at each respective consolidated statement of financial position date. Share capital, reserves, and other equity components were translated at the historical exchange rates prevailing on the dates of the original transactions, if the date was not readily available items were translated using the average exchange rate for each quarter.

The exchange rates used to reflect the change in presentation currency were as follows:

CAD – USD Exchange rates	Q1 – 2024	Q2 - 2024	Q3 - 2024	Q4 - 2024
Closing rate	0.7389	0.7306	0.7408	0.6950
Average rate	0.7415	0.7315	0.7331	0.7152

CAD – USD Exchange rates	Q1 – 2023	Q2 – 2023	Q3 – 2023	Q4 - 2023
Closing rate	0.7289	0.7553	0.7396	0.7510
Average rate	0.7394	0.7447	0.7455	0.7340

This change in presentation currency does not affect the functional currency of the Company or its subsidiaries, which remain unchanged.

The impact of the change in presentation currency is limited to presentation and translation of prior period figures. There was no impact on the Company’s previously reported net loss, total comprehensive loss, or cash flows, other than changes resulting from currency translation.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(f)	Warrant liability

Warrants issued in September 26, 2025, were determined to be derivative instruments that did not meet the fixed-for-fixed criteria of IAS 32. As a result, these warrants are accounted for as a financial liability and are recorded at their estimated fair value at each reporting date, computed using the Black-Scholes valuation method. Changes in fair value during each reporting period are included in income or loss for the period.

(g)	Reclassification of Comparative Amounts

Certain amounts have been reclassified in the condensed consolidated interim statement of operations and comprehensive income/(loss) in previous periods to conform to the current period presentation. Only reclassifications have been made with no changes in accounting policies or revision of previously reported amounts. There is no change to previously reported net income (loss).

(h)	Significant accounting judgements, estimates and assumptions

The preparation of these condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates. The impacts of such estimates are pervasive throughout the condensed consolidated interim financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised, and the revision affects both current and future periods.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements are as follows:

(i)	Accounting for digital assets

Among its digital asset holdings, only USDC was classified by the Company as a financial asset. The rest of its digital assets were classified following the IFRS Interpretations Committee (the “Committee”) published its agenda decision on Holdings of Cryptocurrencies in June 2019. The Committee concluded that IAS 2 – Inventories applies to cryptocurrencies when they are held for sale in the ordinary course of business, otherwise an entity should apply IAS 38 - Intangible Assets to holdings of cryptocurrencies. The Company has assessed that it acts in a capacity as a commodity broker trader as defined in IAS 2 - Inventories, in characterizing certain of its holdings as inventory, or more specifically, digital assets. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin, such assets are accounted for as inventory, and changes in fair value less costs to sell are recognized in profit or loss. Digital currencies consist of cryptocurrency denominated assets (see Note 6) and are included in current and long-term assets. Digital currencies are carried at their fair value determined by the spot rate less costs to sell. The cost to sell digital assets is nominal. The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for digital currencies would have a significant impact on the Company’s earnings and financial position. Fair value is determined by taking the mid-point price at 17:30 CET digital asset exchanges consistent with the final terms for each exchange traded product (“ETP”). The primary digital asset exchanges used to value digital assets are Kraken, Bitfinex, Binance, Coinbase, Bitstamp, Bybit OKX, Vinter, Compass and Gate.IO. Where digital assets held do not have pricing on these exchanges, other exchanges would be used. On all material coins, Kraken, Bitfinex, Binance, Coinbase, Bitstamp, Bybit, OKX, Vinter, Compass and Gate.IO were used. Fair value for Mobilecoin, Shyft, Blocto, Maps, Oxygen, Boba Network, Saffron.finance, Clover, Sovryn, Wilder World, Pyth and Volmex is determined by taking the last closing price for the day (UTC time) from www.coinmarketcap.com. The Company revalues its digital assets quarterly. The Company’s principal market for trading cryptocurrency is Binance. However, we use a weighted average price of several markets in accordance with our ETP prospectus. The difference in pricing between our principal market and the weighted average price in accordance with our ETP prospectus has been determined by management to not be material.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(ii)	Accounting for ETP holder payables

Financial liabilities at fair value through profit or loss held includes ETP holders payable. Liabilities arising in connection with ETPs issued by the Company referencing the performance of digital assets are measured at fair value through profit or loss. Their fair value is a function of the unadjusted quoted price of the digital asset underlying the ETP, less any accumulated management fees. The fair value basis is consistent with the measurement of the underlying digital assets which are measured at fair value.The ETPS are actively traded on the Spotlight Stock Market, the London Stock Exchange (“LSE”), and Germany Borse Frankfurt Zertifikate AG.

(iii)	Fair value of financial derivatives

Investments in options and warrants which are not traded on a recognized securities exchange do not have a readily available market value. Valuation technique such as Black Scholes model is used to value these instruments. Refer to Notes 5 and 20 for further details.

(iv)	Fair value of equity investment not quoted in an active market or private company investments

Where the fair values of financial assets and financial liabilities recorded on the statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values. Refer to Notes 5, 7 and 15 for further details.

(v)	Share-based payments

The Company uses the Black-Scholes option pricing model to fair value options in order to calculate share-based compensation expense. The Black-Scholes model involves six key inputs to determine the fair value of an option: risk-free interest rate, exercise price, market price of the Company’s shares at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates which involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based compensation expense. In the event services are provided to the Company by officers or consultants and settled in equity instruments, the Company has measured the fair value of the services received as the fair value of the equity instruments granted.

(vi)	Warrant liability

The Company uses the Black-Scholes option pricing model to fair value the warrant liability in order to calculate the change in fair value of the derivative liability. The Black-Scholes model involves six key inputs to determine the fair value of an warrant liability: risk-free interest rate, exercise price, market price of the Company’s shares at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates which involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

(vii)	Business combinations and goodwill

In a business combination, all identifiable assets and liabilities acquired are recorded at their fair values. In determining the allocation of the purchase price in a business combination, including any acquisition related contingent consideration, estimates including market based and appraisal values are used. The contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Goodwill is assessed for impairment annually.

(viii)	Estimated useful lives and impairment considerations

Amortization of intangible assets is dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of impairment of these assets is dependent upon estimates of recoverable amounts that consider factors such as economic and market conditions and the useful lives of assets.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(ix)	Impairment of non-financial assets

The Company’s non-financial assets include prepaid expenses, digital assets (excluding USDC), equipment and right of use assets, intangibles and goodwill. Impairment of these non-financial assets exists when the carrying value of an asset exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. These calculations are based on available data, other observable inputs and projections of cash flows, all of which are subject to estimates and assumptions. See Note 9 for the discussion regarding impairment of the Company’s non-financial assets.

(x)	Functional currency

The functional currency of the Company has been assessed by management based on consideration of the currency and economic factors that mainly influence the Company’s digital currencies, production and operating costs, financing and related transactions. Specifically, the Company considers the currencies in which digital currencies are most commonly denominated and the currencies in which expenses are settled, by each entity, as well as the currency in which each entity receives or raises financing. Changes to these factors may have an impact on the judgment applied in the determination of the Company’s functional currency.

(xi)	Assessment of transaction as an asset purchase or business combination

Assessment of a transaction as an asset purchase or a business combination requires judgements to be made at the date of acquisition in relation to determining whether the acquiree meets the definition of a business. The three elements of a business include inputs, processes and outputs. When the acquiree does not have outputs, it may still meet the definition of a business if its processes are substantive which includes assessment of whether the process is critical and whether the inputs acquired include both an organized workforce and inputs that the organized workforce could convert into outputs.

Significant judgment is involved in the determination whether the Company controls another entity under IFRS 10. The Company is deemed to control an investee when it demonstrates: power over the investee, exposure, or rights to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns. There is judgement required to determine whether these criterions are met. The Company determined it controlled Valour Digital Securities Limited through its role as arranger.

(xiii)	Accounting for digital assets held as collateral

The Company has provided digital assets as collateral for loans provided by digital asset liquidity provider. These digital assets held as collateral are included with digital assets and valued at fair value consistent with the Company’s accounting policy for its digital assets.

(xiv)	Valuation of equity investments at FVTPL

Significant judgement is required in the determination of the fair value of the Company’s investments in Equity investments (collectively the “Funds”) in digital asset at FVTPL given the lock up periods applied to the digital cryptocurrencies owned by the Funds. The Company assesses the discount for lack of marketability applied by the Fund managers for reasonableness in their calculated net asset values. The Fund managers calculate the discount for lack of marketability (“DLOM”) using an option pricing model.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

3.	Cash and cash equivalents

	30-Sep-25	31-Dec-24
Cash at banks	$8,326,211	$9,481,680
Cash held at banks in cashable GIC	93,006,333	-
Cash at brokers	18,188,233	6,421,996
Cash at digital currency exchanges	20,306	27,848
	$119,541,083	$15,931,525

The Company also holds client cash deposits for trading purposes in the United States and Bermuda and has classified these deposits as client cash deposits on the statement of financial position. As at September 30, 2025, the balance in client cash deposits was $1,891,731 (December 31, 2024 - $10,665,147).

4.	Prepaid expenses and other assets

	30-Sep-25	31-Dec-24
Prepaid insurance	$473,100	$41,481
Prepaid expenses	4,308,900	1,345,896
Other assets	590,448	410,347
	$5,372,448	$1,797,724

5.	Investments, at fair value through profit and loss

At September 30, 2025, the Company’s investment portfolio consisted of no publicly traded investments and twelve private investments for a total estimated fair value of $43,977,068 (December 31, 2024 – one public and nine private investments for a total estimated fair value of $37,348,081).

During the three and nine months ended September 30, 2025, the Company had a realized gain of $177,378 and a realized loss of $300,804, respectively, (three and nine months ended September 30, 2024 – realized loss of $617 and realized gain of $466,235) and an unrealized gain of $21 and $2,723, respectively (three and nine months ended September 30, 2024 – unrealized gain of $1,579,117 and unrealized loss of $259,831, respectively) on private and public investments.

At September 30, 2025, the Company’s twelve private investments had a total fair value of $43,977,068.

Private Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Amina Bank AG		3,906,250 non-voting shares	$24,781,804	$36,650,028	83.3%
Earnity Inc.		85,142 preferred shares	102,205	-	0.0%
Luxor Technology Corporation		201,633 preferred shares	452,916	516,861	1.2%
SDK:meta, LLC		1,000,000 units	2,456,720	-	0.0%
Skolem Technologies Ltd.		16,354 preferred shares	127,497	-	0.0%
VolMEX Labs Corporation		Rights to certain preferred shares and warrants	30,000	-	0.0%
Global Benchmarks AB		53,300 common shares	199,875	199,875	0.5%
ZKP Corporation	(i)	370,370 common shares	1,000,000	1,000,000	2.3%
CH Technical Solutions SA		25 common shares	3,891,966	3,891,966	8.8%
TenX Protocols Inc.		1,334,000 subcription receipts	718,339	718,339	1.6%
Canada Stablecorp Inc.		303,030 common shares	499,999	499,999	1.1%
Continental Stable Coin		Rights to certain preferred shares	500,000	500,000	1.1%
Total private investments			$34,761,321	$43,977,068	100.0%

(i)	Investments in related party entities - see Note 25

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

5.	Investments, at fair value through profit and loss (continued)

At December 31, 2024, the Company’s nine private investments had a total fair value of $37,348,081.

Private Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
3iQ Corp.		61,712 common shares	$63,270	$300,459	0.8%
Amina Bank AG		3,906,250 non-voting shares	24,781,804	35,457,982	95.0%
Earnity Inc.		85,142 preferred shares	102,205	-	0.0%
Luxor Technology Corporation		201,633 preferred shares	452,916	500,058	1.3%
Neuronomics AG		724 common shares	89,582	89,582	0.2%
SDK:meta, LLC		1,000,000 units	2,456,720	-	0.0%
Skolem Technologies Ltd.		16,354 preferred shares	127,497	-	0.0%
VolMEX Labs Corporation		Rights to certain preferred shares and warrants	30,000	-	0.0%
ZKP Corporation	(i)	370,370 common shares	1,000,000	1,000,000	2.7%
Total private investments			$29,103,994	$37,348,081	100.0%

(i)	Investments in related party entities - see Note 25

6.	Digital assets, digital assets loaned, and digital assets staked

As at September 30, 2025, the Company’s digital assets consisted of the below digital currencies, with a fair value of $789,254,841 (December 31, 2024 - $555,838,900). Digital currencies are recorded at their fair value on the date they are acquired and are revalued to their current market value at each reporting date. Fair value is determined by taking the mid-point price at 17:30 CET from Kraken, Bitfinex, Binance, Coinbase, Bitstamp, Bybit OKX, Vinter, Compass and Gate.IO and other exchanges consistent with the final terms for each ETP. Fair value for Mobilecoin, Shyft, Blocto, Maps, Oxygen, Boba Network, Saffron.finance, Clover, Sovryn, Wilder World, Pyth and Volmex is determined by taking the last closing price for the day (UTC time) from www.coinmarketcap.com.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

6.	Digital assets, digital assets loaned, and digital assets staked (continued)

The Company’s holdings of digital assets consist of the following:

	September 30, 2025		December 31, 2024
	Quantity	$	Quantity	$
Binance Coin (BNB)	2,078.2491	2,065,852	2,558.9747	1,818,875
Bitcoin (BTC)	2,576.6314	290,770,704	2,705.7708	228,997,191
Ethereum (ETH)	22,271.3922	91,513,765	20,676.9254	70,398,197
Cardano (ADA)	69,218,879.5486	54,067,238	69,671,396.7593	60,542,418
Polkadot (DOT)	3,184,711.6190	12,184,788	2,766,149.1833	18,869,900
Solana (SOL)	313,392.9580	64,463,708	43,414.4191	8,654,328
Uniswap (UNI)	440,935.5277	3,285,223	421,450.3048	5,712,570
USDC	-	505,783		251,357
USDT	-	3,034,741		5,271,542
Litecoin (LTC)	5,159.4700	542,049	541.8400	56,378
Dogecoin (DOGE)	57,232,429.9135	13,039,485	17,545,096.4535	5,708,209
Cosmos (ATOM)	7,680.3068	30,626	735.9223	4,605
Avalanche (AVAX)	304,362.0307	8,807,446	125,979.5440	4,612,185
Polygon (POL)	476,352.8091	106,728	183,654.4400	82,957
Ripple (XRP)	21,460,326.7519	60,539,008	17,223,963.4000	36,437,139
Enjin (ENJ)	606,640.9806	36,400	127,360.9806	27,938
Tron (TRX)	2,030,240.0405	676,933	341,529.3057	89,013
Terra Luna (LUNA)	141,177.2041	19,412	205,057.0760	-
Shiba Inu (SHIB)	15,797,322,817.2000	187,381	142,074,547.6000	2,995
Pyth Network (PYTH)	3,670,528.6000	521,215	3,444,248.6000	876,946
AAVE (AAVE)	4,686.0767	1,258,541	2,333.3875	735,390
Algorand (ALGO)	1,710,077.9300	346,975	90,930.8700	30,180
Aptos Mainnet (APT)	547,924.5100	2,315,474	287,849.7000	2,565,403
Arweave (AR)	60,596.2700	329,026	14,202.0100	234,942
Aerodome (AERO0X91)	2,417,763.3916	2,431,061	-	-
Arbitrum (ARB)	997,751.1000	405,078	24.0000	17
Bitcoin Cash (BCH)	1,200.3020	672,645	25.4800	11,075
Core (CORE)	11,819,586.1981	4,408,706	3,995,185.7910	4,300,418
Curve DAO Token (CRV)	2,577,663.0400	1,696,569	10,295.1200	9,307
EOS (EOS)	1,513.8200	1,181	13,419.9100	10,374
Fetch.ai (FET1)	2,366,597.4000	1,312,752	561,613.1000	732,400
Filecoin (FIL)	60,735.1959	130,241	8,471.8100	41,952
Sonic (FTM)	-	-	1,342,653.2600	937,490
Hedera (HBAR)	76,960,946.1053	16,210,581	49,611,593.1918	13,883,790
Internet Computer (ICP)	1,777,175.1997	7,299,256	1,436,614.1074	14,543,861
Immutable (IMX)	23,794.1700	16,627	10,992.0200	14,345
Injective (INJ)	322,411.6800	3,748,810	56,329.4200	1,136,125
Jupiter (JUP)	3,129,312.4000	1,312,121	499,299.1000	423,006
Kusama (KSM)	470.3441	6,702	470.3400	15,540
Lido DAO (LDO)	476,515.4700	523,405	36,961.1000	68,633
Chainlink (LINK)	358,060.6978	7,538,458	239,057.7313	4,932,495
NEAR Protocol (NEAR)	1,773,878.5884	4,575,973	1,300,877.8800	163
Optimism (OP)	16,957.6110	11,112	15,436.4300	6,609,639
MANTRA (OM)	252,311.6000	40,118	-	27,245
Pendle (PDL)	198,663.9000	906,384	31,265.4000	159,454
Quant (QNT)	1,135.3480	114,033	1,086.7000	114,864
RENDERSOL (RNDR)	1,339,988.6682	4,393,053	162,158.1000	1,127,499
THORChain (RUNE)	288,680.2000	322,687	91,192.7000	423,581
Sei Network (SEI1)	18,208,714.2000	4,910,890	2,078,991.0000	851,347
Stacks (STX)	140,465.0000	79,250	203,450.0000	97,432
Sui (SUI)	12,110,686.8748	29,105,950	10,785,375.0000	45,866,964
SushiSwap (SUSHI)	135.0000	90	39,426.6800	53,068
Bittensor (TAO)	20,099.3846	5,972,251	9,851.6400	4,443,335
The TON Coin (TON)	430,724.8006	1,127,336	405,657.4300	2,266,408
Wormhole (W)	5,370,941.1000	531,723	722,403.0000	213,761
Tether Gold (XAUT6)	6.4772	24,899	-	-
Worldcoin (WLD2)	1,463,290.6000	1,784,337	49,314.1000	106,139
Stellar (XLM)	3,217,494.7000	1,162,080	140,437.4500	47,636
Tezos (XTZ)	5,029.7500	3,396	17,822.5100	22,902
StarkNet (STRK1)	1,640,577.5700	224,595	-	-
Sonic Labs (SONICLABS)	3,780,362.1612	931,896	-	-
Akash Network (AKT)	475,764.5390	475,336	-	-
Kaspa (KAS)	19,485,801.6693	1,455,589	-	-
Mantle (MNT)	107,212.9110	191,493	-	-
Story (IP)	1,607.1145	13,682	-	-
Crypto.com (CRO)	1,167,900.1883	224,354	-	-
Hyperliquid (HYPE)	25,961.3900	1,149,394	-	-
UNUS SED LEO (LEO)	1,059.3166	10,100	-	-
OKB (OKB)	414.9858	77,860	-	-
IOTA (IOTA)	109,530.0000	17,864	-	-
Ondo (ONDO)	662,131.1000	574,995	-	-
Celestia (TIA)	39,119.4400	52,889	-	-
Flare (FLR)	439,832.5958	11,216	-	-
Pi Network (PI)	110,024.5859	29,002	-	-
Ethna (ENA)	1,355,220.2100	735,478	-	-
Floki v2 (FLOKI)	398,800,000.0000	39,880	-	-
Virtuals Protocol (VIRTUAL)	189,329.7000	186,490	-	-
VeChain (VET)	5,018,241.0000	107,892	-	-
Pepe (PEPE)	6,597,279,835.7000	60,510	-	-
Other Coins	205,827	52,916	147,122	26,798
Current		720,051,687		555,499,721
Clover (CLV)	-	-	500,000.0000	31,910
Solana (SOL)	234,000.0000	48,127,061	-	-
SUI (SUI)	9,889,489.9722	21,076,093	-	-
Wilder World (WILD)	-	-	148,810.0000	99,465
Other Coins	1,730,176,934.1341	-	130,458,836.6519	207,804
Long-Term		69,203,154		339,179
Total Digital Assets		789,254,841		555,838,900

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

6.	Digital assets, digital assets loaned, and digital assets staked (continued)

	September 30, 2025	December 31, 2024
	$	$
Current digital assets
Digital assets	445,126,641	276,853,787
Digital assets loaned	163,451,483	38,618,758
Digital assets staked	111,473,563	240,031,645
Total current digital assets	720,051,687	555,504,191
Non-current digital assets
Digital assets	-	334,710
Digital assets loaned	69,203,154	-
Total non-current digital assets	69,203,154	334,710
Total digital assets	789,254,841	555,838,900

In addition to the above noted digital assets, the Company has the following equity investments at fair value through profit and loss (“FVTPL”) at September 30, 2025 and December 31, 2024. See Note 7 for further details.

	September 30, 2025
	Current		Long Term		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount
Fund A - Solana (SOL)	114,524.0458	$18,681,125	171,987.8546	$28,054,602	286,511.9005	$46,735,727
Fund A - Avalance (AVAX)	497,376.6295	$11,856,671	358,248.3091	$8,540,072	855,624.9385	$20,396,743
		$30,537,796		$36,594,674		$67,132,470

Fund B - Solana (SOL)	401,866.4000	$67,504,727	353,187.6000	$59,327,758	755,054.0000	$126,832,485
		$67,504,727		$59,327,758		$126,832,485
Total		$98,042,523		$95,922,432		$193,964,955

	December 31, 2024
	Current		Long Term		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount
Fund A - Solana (SOL)	216,379.2216	$30,886,684	244,331.9458	$34,876,748	460,711.1675	$65,763,432
Fund A - Avalanche (AVAX)	223,905.1900	$6,020,811	707,540.4100	$19,025,762	931,445.6000	$25,046,572
		$36,907,495		$53,902,510		$90,810,004
Fund B - Solana (SOL)	626,365.7000	$89,409,506	540,869.9000	$77,205,553	1,167,235.6000	$166,615,059
Total		$126,317,001		$131,108,063		$257,425,063

The continuity of digital assets for the periods ended September 30, 2025 and December 31, 2024:

	September 30, 2025	December 31, 2024
Opening balance	$555,838,900	$370,469,700
Digital assets acquired	234,966,522	401,118,676
Digital assets disposed	(62,303,444)	(514,217,138)
Digital assets earned from staking, lending and fees	10,849,531	26,075,437
Realized gain (loss) on digital assets	76,076,707	306,744,938
Net change in unrealized gains and losses on digital assets	(46,745,729)	(34,372,022)
Digital assets transferred in from (out to) equity investments at FVTPL	22,301,756
Foreign exchange gain (loss) / Fees / Other	(1,729,402)	19,310
	$789,254,841	$555,838,900

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

6.	Digital assets, digital assets loaned, and digital assets staked (continued)

Digital assets held by counterparty for the periods ended September 30, 2025 and December 31, 2024 are as follows:

	September 30, 2025	December 31, 2024
Counterparty A	$200,560,562	$6,918,688
Counterparty B	10,916	12,396
Counterparty C	4,384,407	719,776
Counterparty D	79,830	66,922
Counterparty E	7,332,411	7,007,055
Counterparty F	48,381,112	6,809,705
Counterparty G	84,085,020	58,438,204
Counterparty H	322,364,808	125,188,614
Counterparty I	3,306,200	3,787,814
Other	13,983,441	7,438,159
Self custody	104,766,134	339,451,566
Total	$789,254,841	$555,838,900

As of September 30, 2025, digital assets held by lenders as collateral consisted of the following:

	Number of coins on loan	Fair Value
Bitcoin (BTC)	69.6800	7,332,411
Total	69.6800	7,332,411

As at September 30, 2025, the 69.68 Bitcoin held by Genesis Global Capital LLC (“Genesis”) as collateral against a loan has been written down to $7,332,411, the fair value of the loan and interest held with Genesis. See Note 11. During the nine months ended September 30, 2025, the Company reduced its estimated BTC coins to be recovered from the Genesis insolvency process by 295.77 based on advice from its external legal counsel.

As of December 31, 2024, digital assets held by lenders as collateral consisted of the following:

	Number of coins on loan	Fair Value
Bitcoin (BTC)	365.4480	7,007,055
Total	365.4480	7,007,055

As at December 31, 2024, the 365 Bitcoin held by Genesis as collateral against a loan has been written down to $7,007,055, the fair value of the loan and interest held with Genesis.

In the normal course of business, the Company enters into open-ended lending arrangements with certain financial institutions, whereby the Company loans certain fiat and digital assets in exchange for interest income. The Company can demand the repayment of the loans and accrued interest at any time. The digital assets on loan are included in digital assets balances above.

Digital Assets loaned

As of September 30, 2025, the Company has on loan select digital assets to borrowers at annual rates ranging from approximately 1.5% to 4.75% and accrue interest on a monthly basis. The digital assets on loan are measured at fair value through profit and loss. The SUI coins are locked up until April 2028, with 520,499.5 coins unlocking monthly between April 2026 through April 2028.

As of December 31, 2024, the Company has on loan select digital assets to borrowers at annual rates ranging from approximately 3.25% to 5.5% and accrue interest on a monthly basis. The digital assets on loan are measured at fair value through profit and loss.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

6.	Digital assets, digital assets loaned, and digital assets staked (continued)

As of September 30, 2025, digital assets on loan consisted of the following:

	Number of coins on loan	Fair Value	Fair Value Share
Current
Bitcoin (BTC)	420.0000	47,497,701
Ethereum (ETH)	19,000.0000	78,071,643
Solana (SOL)	92,500.0000	19,024,586
SUI (SUI)	8,848,489.03	18,857,553
Total current digital assets on loan	8,960,409.0278	163,451,483
Long-Term
Solana (SOL)	234,000.0000	48,127,061
SUI (SUI)	9,889,489.9722	21,076,093
Total long-term digital assets on loan	10,123,489.9722	69,203,154
Total	19,083,899.0000	232,654,637

As of December 31, 2024, digital assets on loan consisted of the following:

	Number of coins on loan	Fair Value
Current
Bitcoin (BTC)	120.0000	11,379,938
Ethereum (ETH)	8,000.0000	27,238,820
Total current digital assets on loan	8,120.0000	38,618,758
Total	8,120.0000	38,618,758

As of September 30, 2025, the digital assets on loan by significant borrowing counterparty is as follows:

	Interest rates	Number of coins on loan	Fair Value	Geography	Fair Value Share
Counterparty A	3% - 12%	337,500.0000	112,351,019	Grand Cayman	58%
Counterparty F	1.98% - 4.75%	2,000.0000	8,218,068	UAE	4%
Counterparty G	3.25% - 4.5%	6,420.0000	72,151,904	Switzerland	37%
Total		345,920.0000	192,720,991		100%
Current
Counterparty A		103,500.0000	64,223,958	Grand Cayman	33%
Counterparty F		2,000.0000	8,218,068	UAE	4%
Counterparty G		6,420.0000	72,151,904	Switzerland	37%
Total current digital assets on loan		111,920.0000	144,593,930		75%
Long-term
Counterparty A		234,000.0000	48,127,061	Grand Cayman	25%
Total long-term digital assets on loan		234,000.0000	48,127,061		25%
Total loaned digital assets		345,920.0000	192,720,991		100%

As of December 31, 2024, the digital assets on loan by significant borrowing counterparty is as follows:

	Interest rates	Number of coins on loan	Fair Value	Geography	Fair Value Share
Current
Counterparty F	4.75%	2,000.0000	6,809,705	UAE	18%
Counterparty H	3.25% to 5.50%	6,120.0000	31,809,053	Switzeralnd	82%
Total current digital assets on loan		8,120.0000	38,618,758		100%
Total		8,120.0000	38,618,758		100%

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

6.	Digital assets, digital assets loaned, and digital assets staked (continued)

The Company’s digital assets on loan are exposed to credit risk. The Company limits its credit risk by placing its digital assets on loan with high credit quality financial institutions that have sufficient capital to meet their obligations as they come due and on which the Company has performed internal due diligence procedures. The Company’s due diligence procedures may include, but are not limited to, review of the financial position of the borrower, review of the internal control practices and procedures of the borrower, review of market information, and monitoring the Company’s risk exposure thresholds. As of September 30, 2025 and December 31, 2024, the Company does not expect a material loss on any of its digital assets on loan. While the Company intends to only transact with counterparties that it believes to be creditworthy, there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss on a transaction as a result.

Digital Assets Staked

As of September 30, 2025, the Company has staked select digital assets to borrowers at annual rates ranging from approximately 1.24% to 14.93% and accrue rewards as they are earned. The digital assets staked are measured at fair value through profit and loss.

As of December 31, 2024, the Company has staked select digital assets to borrowers at annual rates ranging from approximately 2.95% to 9.70% and accrue rewards as they are earned. The digital assets staked are measured at fair value through profit and loss. As of December 31, 2025, the Bitcoin staked digital assets were locked up until January 2025.

As of September 30, 2025, digital assets staked consisted of the following:

	Number of coins staked	Fair Value	Fair Value Share
Ethereum (ETH)	128.0350	526,100	0%
Bitcoin (BTC)	301.0100	34,041,150	31%
Cardano (ADA)	62,373,289.0060	48,719,776	44%
Core (CORE)	11,339,880.2570	4,229,775	4%
Polkadot (DOT)	2,497,217.9478	9,554,356	9%
Solana (SOL)	31,414.5127	6,461,061	6%
Hedera (HBAR)	19,062,355.6559	4,018,345	4%
Internet Computer (ICP)	955,710.3281	3,923,000	4%
Total	96,260,296.7524	111,473,563	100%

As of December 31, 2024, digital assets staked consisted of the following:

	Number of coins staked	Fair Value	Fair Value Share
Bitcoin	1,803.0000	170,996,662	71%
Cardano	57,965,407.1384	50,371,939	21%
Etherium	32.0000	108,955	0%
Core	3,415,479.8499	3,676,423	2%
Polkadot	1,941,230.3100	13,244,432	6%
Solana	10,526.3600	1,633,233	1%
Total	63,334,478.6583	$240,031,644	100%

As of September 30, 2025, the digital assets staked by significant borrowing counterparty is as follow:

	Interest rates	Number of coins staked	Fair Value	Geography	Fair Value Share
Counterparty G	2.76% - 7.67%	20,018,164.4220	8,335,949	Switzerland	7%
Counterparty I	4.38%	32.0023	131,498	United States	0%
Self custody	1.24% - 14.93%	76,242,100.3281	103,006,116	Switzerland	92%
Total		96,260,296.7524	111,473,563		100%

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

6.	Digital assets, digital assets loaned, and digital assets staked (continued)

As of December 31, 2024, the digital assets staked by significant borrowing counterparty is as follow:

	Interest rates	Number of coins staked	Fair Value	Geography	Fair Value Share
Counterparty B	2.95%	57,965,407.1384	50,371,939	Switzerland	21%
Counterparty M	4.00%	32.0000	108,955	United States	0%
Self custody	3.00% to 8.02%	5,369,071.6219	189,550,751	Switzerland	79%
Total		63,334,510.7602	240,031,645		100%

The Company’s digital assets staked are exposed to market risk, liquidity risk, lockup duration risk, loss or theft of assets and return duration risk. The Company places allocation limits by counterparty and only deals with high credit quality financial institutions that are believed to have sufficient capital to meet their obligations as they come due and on which the Company has performed internal due diligence procedures. The Company’s due diligence procedures may include, but are not limited to, review of the financial position of the counterparty, review of the internal control practices and procedures of the counterparty, review of market information, and monitoring the Company’s risk exposure thresholds. As of September 30, 2025 and December 31, 2024, the Company does not expect a material loss on any of its digital assets staked. While the Company intends to only transact with counterparties that it believes to meets the Company staking policy criteria, there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss on a transaction as a result.

7.	Equity investments in digital assets funds at fair value through profit and loss (“FVTPL”)

Equity investments were as follows at September 30, 2025 and December 31,2024:

	September 30, 2025
	Current		Long Term		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount
Fund A - Solana (SOL)	114,524.0458	$18,681,125	171,987.8546	$28,054,602	286,511.9005	$46,735,727
Fund A - Avalance (AVAX)	497,376.6295	$11,856,671	358,248.3091	$8,540,072	855,624.9385	$20,396,743
		$30,537,796		$36,594,674		$67,132,470
Fund B - Solana (SOL)	401,866.4000	$67,504,727	353,187.6000	$59,327,758	755,054.0000	$126,832,485
		$67,504,727		$59,327,758		$126,832,485
Total		$98,042,523		$95,922,432		$193,964,955

	December 31, 2024
	Current		Long Term		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount
Fund A - Solana (SOL)	216,379.2216	$30,886,684	244,331.9458	$34,876,748	460,711.1675	$65,763,432
Fund A - Avalanche (AVAX)	223,905.1900	$6,020,811	707,540.4100	$19,025,762	931,445.6000	$25,046,572
		$36,907,495		$53,902,510		$90,810,004
Fund B - Solana (SOL)	626,365.7000	$89,409,506	540,869.9000	$77,205,553	1,167,235.6000	$166,615,059
Total		$126,317,001		$131,108,063		$257,425,063

Fund A

During the year ended December 31, 2024, the Company through a subsidiary, invested $61,741,683 in three tranches of a private investment fund (“Fund A”) designed to acquire Solana and Avalanche tokens from a bankrupt company. The Company’s investment represents the acquisition by Fund A of 491,249 Solana at $105 per Solana and 931,446 Avalanche at $11 per Avalanche.

The Solana acquired by Fund A is locked and staked, earning staking rewards during the lock period. Staking rewards will accrue while Solana is locked and will become distributable on the same unlocking schedule as the Solana. The Solana will be released by Fund A in monthly increments from January 2025 through January 2028.

The Avalanche acquired by Fund A is locked and staked, earning staking rewards during the lock period. Staking rewards will accrue while Avalanche is locked and will become distributable on the same unlocking schedule as the Avalanche.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

7.	Equity investments in digital assets funds at fair value through profit and loss (“FVTPL”) (continued)

Fund A (continued)

The Avalanche will be released by Fund A in weekly increments starting July 10, 2025 and continuing through July 1, 2027.

The investments in the investment fund were initially recognized based on the latest available net asset value as determined by the investment fund’s administrator less an applicable DLOM.   The values of the investments were remeasured based on quarterly valuation reports provided by the investment fund administrator less an applicable DLOM.

Fund B

During the year ended December 31, 2024, the Company invested through a subsidiary, $112,072,453 in two tranches of limited partnership units of a private investment fund (“Fund B” and together with Fund A the “Equity Investments in Digital Assets”) designed to acquire Solana tokens from a bankrupt company.

The Company’s investment represents the acquisition by Fund B of 1,123,360 Solana at $100 per Solana. The Solana acquired by Fund B is locked and staked, earning staking rewards during the lock period and thereafter until such Solana is sold by the fund manager or an in-kind distribution to the limited partners of the fund. Staking rewards will accrue while Solana is locked and will become distributable on the same unlocking schedule as the Solana. Approximately 25% of the Solana were unlocked in March 2025, while the remaining 75% of the Solana will be unlocked linearly monthly until January 2028. The Company received a distribution of $71,685,819 in July 2025 from Fund B.

The investments in Fund B were initially recognized based on the latest available net asset value as determined by Fund B’s administrator less an applicable DLOM.   The values of the investments were remeasured based on quarterly valuation reports provided by Fund B’s administrator less an applicable DLOM.

8.	Acquisitions

Reflexivity

On February 6, 2024, the Company acquired 100% interest in Reflexivity LLC (“Reflexivity”) by issuing 5,000,000 common shares. Reflexivity is a private company incorporated in the United States that operates a premier private research firm that specializes in producing cutting-edge research reports for the cryptocurrency industry. The primary reason for this business combination is to gain exposure to Reflexivity’s subscriber base.

Details of the consideration for acquisition, net assets acquired and goodwill are as follows:

Purchase price consider paid:
Fair value of shares issued	$2,450,000
Fair value of shares issued	$2,450,000

Fair value of assets and liabilities assumed:
Cash	$236,668
Amounts receivable	13,425
Prepaid expenses	15,879
Client relationships	277,000
Brand name	100,000
Technology	125,000
Deferred tax liability	(133,000)
Accounts payable	(1,024)
Customer prepayment	(261,533)
Goodwill	2,077,585
Total net assets aquired	$2,450,000

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

8.	Acquisitions (continued)

Reflexivity (continued)

The goodwill acquired as part of the Reflexivity acquisition is made up of assembled workforce and implied goodwill related to Reflexivity’s management and staff experiences and Reflexivity’s reputation in the industry. It will not be deductible for tax purposes.

No material acquisition costs are recognized in the statement of operations. As Reflexivity was acquired on February 7, 2024, there is not a material difference in the amounts consolidated from February 7, 2024 and its full calendar year 2024 results.

Stillman Digital

On October 7, 2024, the Company acquired 100% interest in Stillman Digital Inc. and Stillman Digital Bermuda Ltd. (collectively “Stillman Digital”) by issuing 2,500,000 common shares. Stillman Digital Inc. is a private company incorporated in the United States and Stillman Digital Bermuda Ltd. Is a private company incorporated in Bermuda. Stillman Digital is a global liquidity provider that provides digital asset products and services in electronic trade execution, market making and OTC block trading. The primary reason for this business combination is to gain access to Stillman Digital’s trading platform.

Under the terms of the transaction, 2,500,000 common shares were issued on the close of the transaction. 1,000,000 of the common shares issued are subject to a lock-up schedule, with 25% released on each of the 3, 6, 9, and 12-month anniversaries from October 7, 2024.

Details of the consideration for acquisition, net assets acquired and goodwill are as follows:

Purchase price consider paid:
Fair value of shares issued	$5,065,277
Fair value of shares issued	$5,065,277

Fair value of assets and liabilities assumed:
Cash	$10,357,387
Amounts receivable	1,970,550
Prepaid expenses	47,972
Digital assets	3,274,538
Client relationships	30,640
Securities	3,015,807
Accounts payable	(13,494,510)
Other liabilities	(137,107)
Total net assets aquired	$5,065,277

The goodwill acquired as part of the Stillman Digital’s acquisition is made up of assembled workforce and implied goodwill related to Stillman Digital’s management and staff experiences and Stillman Digital’s reputation in the industry. It will not be deductible for tax purposes.

Had the acquisition taken place on January 1, 2024, the Company would have consolidated $7,190,309 of revenues and net income of $4,249060.   As the acquisition took place October 7, 2024, the Company consolidated revenues of $2,106,286 and net income of $711,519.   No material acquisition costs are recognized in the statement of operations.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

8.	Acquisitions (continued)

Neuronomics AG

On January 10, 2025, the Company closed an investment to acquire 10% of Neuronomics AG for $288,727 (CHF 262,684). On March 7, 2025, the Company announced that it increased its stake in Neuronomics AG, a Swiss asset management firm specializing in artificial intelligence and model driven quantitative trading strategies from 10% to 52.5%.

In connection with the acquisition, the Company issued 186,304 common shares of the Company, plus additional cash considerations, to the selling shareholders of Neuronomics AG. 152,433 of the Payment Shares are subject to a lock-up schedule, with 50% released in three months and the remainder released in six months. No finder fees were paid in connection with the acquisition.

Details of the consideration for acquisition, net assets acquired and goodwill are as follows:

Purchase price consideration paid:
Cash consideration	$816,372	$1,173,209
Fair value of shares issued	442,722	636,236
Fair value of previously held investment	379,906	545,961
Fair value of shares issued	$1,639,000	$2,355,406

Fair value of assets and liabilities assumed:
Cash	$271,408	$390,040
Prepaid expenses and deposits	12,473	17,925
Goodwill	2,907,440	4,178,283
Trade and other payables	(69,418)	(99,761)
Non-controlling interest	(1,482,903)	(2,131,081)
Total net assets aquired	$1,639,000	$2,355,406

Had the acquisition taken place on January 1, 2025, the Company would have consolidated $19,013 of revenues and net losses of $114,695.   As the acquisition took place March 7, 2025, the Company consolidated revenues of $19,013 and net income of $36,358.   No material acquisition costs are recognized in the statement of operations.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

9.	Intangibles assets and goodwill

Cost	Client relationships	Technology	Brand Name	Total
Balance, December 31, 2023	$-	$-	$24,379,869	$24,379,869
Acquisition of Reflexivity LLC	277,000	100,000	125,000	502,000
Acquisition of Solana IP	-	3,647,441	-	3,647,441
Acquisition of Stillman Digital	30,640	-	-	30,640
Balance, December 31, 2024	$307,640	$3,747,441	$24,504,869	$28,559,950
Acquisition of Neuronomics	-	-	337,211	337,211
Additions	-	-	203,562	203,562
Balance, September 30, 2025	$307,640	$3,747,441	$25,045,642	$29,100,723

Accumulated Amortization	Client relationships	Technology	Brand Name	Total
Balance, December 31, 2023	$-	$-	$(21,719,244)	$(21,719,244)
Amortization	(21,323)	(19,245)	(1,503,427)	(1,543,995)
Impairment loss	-	(3,647,441)	-	(3,647,441)
Balance, December 31, 2024	$(21,323)	$(3,666,686)	$(23,222,671)	$(26,910,680)
Amortization	(20,775)	(24,041)	(1,119,172)	(1,163,988)
Balance, September 30, 2025	$(42,098)	$(3,690,727)	$(24,341,843)	$(28,074,668)

Balance, December 31, 2024	$286,317	$80,755	$1,282,198	$1,649,270
Balance, September 30, 2025	$265,542	$56,714	$703,799	$1,026,055

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

9.	Intangibles assets and goodwill (continued)

On February 9, 2024, the Company acquired intellectual property by issuing 7,297,090 common shares of the Company. The intellectual property acquired encompasses a suite of sophisticated features, including advanced liquidity provisioning, innovative trading strategies and technologies, along with the distribution, management and analytics of decentralized financial data. These elements are tailored to support the Solana-focused trading desk operated by the Company. At the time of acquisition, the intangible assets were in an early stage of research and development, with significant uncertainties surrounding its future market demand, sales price and production costs, and as such, on February 9, 2024, the Company recognized an impairment loss of $3,622,456.

Goodwill

The continuity of the goodwill acquired as part of the acquisitions is as follows:

Balance, December 31, 2023	$35,080,194
Acquisition of Reflexivity LLC	2,077,585
Balance, December 31, 2024	$37,157,779
Acquisition of Neuronomics	2,907,440
Balance, September 30, 2025	$40,065,219

10.	Accounts payable and accrued liabilities

	30-Sep-25	31-Dec-24
Corporate payables	$9,158,240	$3,380,341
Related party payable (Note 21)	441,759	102,123
	$9,599,999	$3,482,464

11.	Loans payable

As of September 30, 2025, loan principal of $6,000,000 (December 31, 2024 - $6,000,000) was outstanding The $6,000,000 loan payable is held with Genesis. On January 20, 2023, Genesis declared bankruptcy and currently is not allowing withdrawals and not extending new loans. On March 15, 2023, the Court ruled that the Genesis debtors may not sell, buy, trade in crypto assets without prior consent by the creditors. The Court also allowed for the payment of some service providers required for upholding the operations but nothing beyond that. The Company’s loan with Genesis is an open term loan. The Genesis loan and interest payable is $7,332,411 and secured with 69.68 BTC (December 31, 2024 - $7,007,055, secured by 365.448 BTC).

The Company has a $10,000,000 credit line for a margin loan from a crypto liquidity provider. As at September 30, 2025, the Company has drawn $5,441,199 (December 31, 2024: $2,686,239) on the credit line.  The loan is secured by the equity in the Company’s margin trading account.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

12.	ETP holders payable

The fair market value of the Company’s ETPs as at September 30, 2025 and December 31, 2024 were as follows:

	September 30, 2025	December 31, 2024
Valour Bitcoin Zero EUR	27,984,013	23,403,581
Valour Bitcoin Zero SEK	254,332,363	203,609,067
Valour Ethereum Zero EUR	3,800,243	2,293,175
Valour Ethereum Zero SEK	84,660,093	65,394,894
Valour Polkadot EUR	116,446	185,163
Valour Polkadot SEK	11,769,200	17,577,389
Valour Cardano EUR	207,143	280,720
Valour Cardano SEK	53,658,243	59,141,651
Valour Uniswap EUR	362,241	249,785
Valour Uniswap SEK	2,877,691	5,380,580
Valour Binance EUR	343,562	53,964
Valour Binance SEK	1,056,805	1,285,371
Valour Solana EUR	9,789,728	9,286,531
Valour Solana SEK	300,853,990	302,344,070
Valour Cosmos EUR	29,129	2,703
Valour Digital Asset Basket 10 EUR	1,765,570	514,870
Valour Digital Asset Basket 10 SEK	1,810,066	2,076,557
Valour Bitcoin Carbon Neutral EUR	19,477	18,546
Valour Avalanche EUR	304,578	284,496
Valour Avalanche SEK	20,633,351	22,146,770
Valour Enjin EUR	23,845	10,689
Valour Ripple SEK	58,337,523	35,958,640
Valour Toncoin SEK	1,103,838	2,215,154
Valour Chainlink SEK	7,424,267	4,842,016
Valour ICP SEK	2,671,130	4,485,250
Valour Bitcoin Staking SEK	5,035,521	4,590,500
Valour Hedera SEK	9,216,837	7,957,619
Valour Hedera EUR	2,842,753	2,463,347
Valour CORE SEK	679,077	2,310,748
Valour BTC Staking EUR	166,933	115,021
Valour Short BTC SEK	316,294	214,871
Valour Near SEK	4,546,278	6,578,213
Valour Bitcoin Physical Carbon Neutral USD	1,089,470	811,050
Valour Ethereum Physical Staking USD	406,375	336,805
Valour ICP USD	4,130,124	10,046,563
Valour BCIX STOXX USD	1,361,189	1,148,298
Valour Hedera Physical Staking USD	3,980,819	4,462,562
Valour Bittensor SEK	5,919,604	4,404,154
Valour Dogecoin SEK	12,582,474	5,512,539
Valour SUI SEK	53,757,047	45,854,560
Valour Fantom SEK	913,654	913,954
Valour Injective SEK	3,724,167	1,135,831
Valour Jupiter SEK	1,289,479	422,782
Valour Kaspa SEK	1,455,538	530,550
Valour Lido SEK	513,622	68,585
Valour Pendle SEK	900,586	157,125
Valour PYTH SEK	516,802	346,458
Valour Render SEK	4,306,444	1,115,875
Valour SEI SEK	4,899,558	848,165
Valour Starnet SEK	215,441	97,429
Valour THOR SEK	310,356	416,122
Valour Worldchain SEK	1,748,266	105,712
Valour W SEK	471,188	213,091
Valour AAVE SEK	1,235,224	729,499
Valour Aerodome SEK	2,427,994	383,088
Valour Akash SEK	467,266	311,261
Valour Aptos SEK	2,253,297	2,560,659
Valour Arweace SEK	326,244	225,498
Valour ASI SEK	1,285,015	732,181
Valour Curve DAO SEK	1,665,032	-
Valour Litecoin SEK	253,185	-
Valour Mantra SEK	39,927	-
Valour Stellar SEK	1,080,968	-
Valour Tether SEK	21,188	-
Valour Tron SEK	165,489	-
Valour Unus Sed Leo SEK	9,112	-
Valour Celestia (Tia) Sek	49,701	-
Valour Cronos (Cro) Sek	224,304	-
Valour Ethena (Ena) Sek	698,545	-
Valour Hyperliquid (Hype) Sek	1,110,582	-
Valour Mantle (Mnt) Sek	191,339	-
Valour Ondo (Ondo) Sek	539,418	-
Valour Pi (Pi) Sek	28,977	-
Valour Shiba Inu (Shib) Sek	85,269	-
Valour Vechain (Vet) Sek	107,748	-
Valour Flare SEK	11,195	-
Valour Floki SEK	31,331	-
Valour Four SEK	1,337	-
Valour Immutable SEK	15,374	-
Valour Iota SEK	17,855	-
Valour Optimism SEK	10,596	-
Valour Pepe SEK	43,763	-
Valour Quant SEK	23,990	-
Valour Story SEK	2,774	-
Valour The Graph SEK	2,654	-
Valour Theta SEK	6,575	-
Valour Virtuals SEK	186,396	-
Valour Algorand SEK	335,942	-
Valour Arbitrum SEK	398,652	-
Valour Bitcoin Cash SEK	20,963	-
Valour Filecoin SEK	109,653	-
Valour OKB SEK	77,084	-
Valour Polygon SEK	40,294	-
Valour Stacks SEK	73,631	-
Valour Sui EUR	218,533	-
	989,124,847	871,162,347

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

12.	ETP holders payable (continued)

The Company’s ETP certificates are unsecured and trade on the Spotlight Stock Market, the LSE, and Germany Borse Frankfurt Zertifikate AG. The Company’s ETP certificates traded on the Nordic Growth Market (“NGM”) until September 2024. ETPs issued by the Company referencing the performance of digital assets are measured at fair value through profit or loss. Their fair value is a function of the unadjusted quoted price of the digital asset underlying the ETP, less any accumulated management fees. The fair value basis is consistent with the measurement of the underlying digital assets which are measured at fair value. The Company’s policy is to hedge 100% of the market risk by holding directly or indirectly the underlying digital asset. Hedging is done continuously and in direct correspondence to the issuance of certificates to investors.

13.	Warrant liability

As at September 30, 2025, the Company had the following common share purchase warrants and compensation options outstanding that are classified as liabilities:

	Number outstanding & exercisable	Grant date	Expiry date	Exercise price	Fair value at grant date	Grant date share price	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
Warrant liability	34,246,577	26-Sep-25	26-Sep-28	$2.63	53,241,889	$2.13	131.5%	3	0%	3.66%

The expected volatility is based on historical share prices of the Company. The weighted average life of the outstanding warrants was 3.00 years at September 30, 2025.

On September 25, 2025, the Company issued 34,246,577 warrants in association with the Company’s non-brokered private placement offering (Note 20). Each warrant entitles the holder to acquire 0.75 common share of the Company at a price of $2.63 for a period of three years.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

14.	Right-of-use asset and lease liability

In August 2025, the Company entered into a lease agreement for an office in Switzerland. The monthly rent payable under the terms of the lease was $66,258 (CHF53,280). The lease is for fixed term of five years commencing September 2025. The Company used a discount rate of 9% in determining the present value of the lease payments. The Company has recorded a right-of-use asset and a lease liability on the statement of financial position in association with this office lease.

Right-of-use asset

Right-of-use asset
Cost:
Balance, December 31, 2024	$-
Additions	3,208,882
Foreign exchange	(2,301)
Balance, September 30, 2025	$3,206,581

Depreciation:
Balance, December 31, 2024	$-
Depreciation charge for the year	51,180
Balance, September 30, 2025	$51,180

Net book value:
As at September 30, 2025	$3,155,401

Lease liability

Lease liability as at December 31, 2024	$-
Additions	3,208,882
Interest expense	23,128

Lease liability as at September 30, 2025	$3,232,010

	September 30, 2025	December 31, 2024
Current lease liability	$540,794	$-
Non-current lease liability	2,691,216	-
	$3,232,010	$-

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

14.	Right-of-use asset and lease liability (continued)

Future undiscounted minimum lease payments for the lease agreements are as follows:

	September 30, 2025	December 31, 2024
Within one year	$799,263	$-
After one year but not more than five years	3,184,733	-
More than five years	-	-
	$3,983,996	$-

15.	Realized and net change in unrealized gains and (losses) on digital assets

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Realized gains / (loss) on digital assets	$43,803,635	$9,380,608	$76,076,707	$217,349,995
Unrealized gains / (loss) on digital assets	74,456,989	15,436,700	(46,745,729)	(84,872,687)
	$118,260,624	$24,817,308	$29,330,978	$132,477,308

16.	Unrealized gains and (losses) on equity instruments in digital assets funds through FVTPL

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Unrealized gains / (loss) on equity investments	$48,216,676	$21,472,220	$(4,811,120)	$10,833,817
Realized gains / (loss) on equity investments	23,018,611	-	23,018,611	-
	$71,235,287	$21,472,220	$18,207,491	$10,833,817

17.	Realized and net change in unrealized gains and (losses) on ETP payables

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Realized gains / (loss) on ETPs	$(53,436,530)	$(59,649,452)	$(60,236,973)	$(158,454,696)
Unrealized gains / (loss) on ETPs	(126,374,889)	33,353,190	54,234,629	44,452,136
	$(179,811,419)	$(26,296,262)	$(6,002,344)	$(114,002,560)

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

18.	Staking and lending income

For the nine months ended	September 30, 2025	September 30, 2024
Validator nodes	2,773,659	-
Equity investments in digital assets at FVTPL	13,231,578	-
All other counterparties	8,075,513	16,807,671
Total	$24,080,749	$16,807,671

19.	Expenses by nature

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Compensation and consulting	$3,351,581	$494,206	$8,657,330	$22,785,384
Marketing expenses	3,334,484	2,357,764	7,953,765	3,500,504
General and administration	552,932	1,180,800	1,756,904	1,520,048
Professional fees	1,498,154	152,937	3,944,257	894,166
Regulatory and transfer agent	119,877	29,586	405,409	119,821
Travel expenses	97,425	361,677	350,976	399,918
	$8,954,453	$4,576,970	$23,068,641	$29,219,841

20.	Share Capital

a)	As at September 30, 2025 and December 31, 2024, the Company is authorized to issue:

I.	Unlimited number of common shares with no par value;

II.	20,000,000 preferred shares, 9% cumulative dividends, non-voting, non-participating, non-redeemable, non-retractable, and non-convertible by the holder. The preferred shares are redeemable by the Company in certain circumstances.

b)	Issued and outstanding shares

	Common Shares	Amount
Balance, December 31, 2023	276,658,208	$128,886,879
Acquisition of Reflexivty LLC	5,000,000	2,295,276
Acquisition of Solana IP	7,297,090	4,659,113
Acquisition of Stillman Digital Inc. and Stillman Bermuda Inc.	2,500,000	5,065,277
Warrants exercised	22,737,789	4,802,641
Options exercised	3,912,405	2,839,539
DSU exercised	6,432,281	4,517,142
Treasury shares acquired	3,998,508	6,146,231
Treasury shares paid out	(5,437,992)	(3,112,835)
NCIB	(1,840,600)	(2,804,597)
Balance, December 31, 2024	321,257,689	$153,294,666
Acquisition of Reflexivty LLC (see Note 8)	186,034	442,722
DSU exercised	4,235,755	6,845,046
Options exercised	9,237,595	14,735,950
Warrants exercised	3,125,000	671,132
Share purchase agreement	1,607,717	3,909,861
NCIB	(935,900)	(2,444,880)
Private placement	45,662,101	100,000,001
Share issuance costs	-	(4,123,753)
Warrant liability	-	(53,241,889)
Balance, September 30, 2025	384,375,991	$220,088,856

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

20.	Share Capital (continued)

b)	Issued and outstanding shares (continued)

On June 11, 2024, under the terms of the NCIB, the Company may, if considered advisable, purchase its common shares in open market transactions through the facilities of the exchange and/or other Canadian alternative trading platforms, not to exceed up to 10 per cent of the public float for the common shares as of June 3, 2024, or 26,996,392 common shares, purchased in aggregate. The price that the Company paid for the common shares was the prevailing market price at the time of purchase and all purchased common shares were cancelled by the Company. In accordance with exchange rules, daily purchases (other than pursuant to a block purchase exception) on the exchange under the NCIB cannot exceed 25 per cent of the average daily trading volume on the exchange, as measured from Dec. 1, 2023, to May 31, 2024. The NCIB commenced on June 10, 2024, and ran through June 9, 2025.

On August 21, 2025, the Company entered a one-year period under the terms of the NCIB, allowing the Company to purchase up to 10 percent of the public float for the common shares as of August 21, 2025, or 31,673,791 common shares, purchased in aggregate. The price that the Company paid for repurchased common shares was the prevailing market price at the time of purchase. All purchased common shares were cancelled by the Company. The NCIB commenced again on August 21, 2025 and runs through August 21, 2026.

During the nine months ended September 30, 2025, the Company purchased and cancelled 260,000 shares at an average price of CAD$3.01 (December 31, 2024 – 1,840,000 shares purchased and cancelled at an average price of CAD$2.11).

On September 26, 2025, the Company closed a non-brokered private placement offering of 45,662,101 units, at a price of $2.19 per unit, for aggregate gross proceeds of $100,000,001. Each unit consists of one common share of the Company and three-quarter common share purchase warrant. Each full warrant entitles the holder to purchase one common share of the Company at an exercise price of $2.63 per full common share purchase warrant for a period of 36 months from the issuance date.

The terms of the warrant agreement stated that if at any time during the term of the warrant, there is no effective registration statement, the warrant holder could elect to exercise the warrants by way of a cashless exercise. This violated the fixed-for-fixed criterion due to the cashless exercise option, and accordingly these warrants had been accounted for as a liability on issuance. On the date of issuance, the Company determined that the fair value of the warrant liability was $53,241,889 with the residual of $46,758,112 allocated to common shares. The fair value of the warrants was determined using the Black-Scholes option pricing model with the following assumptions: an underlying share price of $2.125, an exercise price of $2.63, a risk-free rate of 3.66%, an expected volatility of 131.5%, an expected life of 3 years and an expected dividend yield of 0%.

The Company also incurred transaction costs of $8,819,331 on the issuance. The transaction costs were allocated based on the fair value of the shares and warrant liability. $4,123,753 of transaction costs related to the shares were recorded as a reduction to the transaction price of the instruments within equity and $4,695,578 of transaction costs related to the warrant liability were expensed.

21.	Share-based payments reserves

Stock options, DSUs and Warrants

	Options			DSU		Warrants
	Number of Options	Weighted average exercise price (CAD)	Value of options	Number of DSU	Value of DSU	Number of warrants	Weighted average exercise price (CAD)	Value of warrants	Total Value
December 31, 2023	23,405,000	$0.72	13,242,820	9,644,286	$5,943,892	45,868,426	$0.30	$2,075,965	$21,262,677
Granted	9,461,187	1.82	5,600,819	10,914,007	7,423,790	-	-	-	13,024,609
Exercised	(3,912,405)	0.28	(1,138,528)	(6,432,281)	(4,517,142)	(22,737,789)	0.06	(1,347,414)	(7,003,084)
Expired / cancelled	(700,000)	2.08	(800,683)	(1,000,000)	(82,095)	(5,637)	0.30	(418)	(883,196)
December 31, 2024	28,253,782	$1.32	$16,904,428	13,126,012	$8,768,445	23,125,000	$0.20	$728,133	$26,401,006
Granted / vested	1,671,030	4.51	4,884,872	1,839,685	6,528,831	-	-	-	11,413,703
Exercised	(9,237,595)	1.14	(7,277,803)	(1,050,000)	(6,845,046)	(3,125,000)	0.23	(130,719)	(14,253,568)
Expired / cancelled	(500,000)	4.50	-	(4,235,755)	(655,459)	-	-	-	(655,459)
September 30, 2025	20,187,217	$1.59	$14,511,497	9,679,942	$7,796,771	20,000,000	$-	$597,414	$22,905,682

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

21.	Share-based payments reserves (continued)

Stock option plan

The Company has an ownership-based compensation scheme for executives and employees. In accordance with the terms of the plan, as approved by shareholders at a previous annual general meeting, officers, directors and consultants of the Company may be granted options to purchase common shares with the exercise prices determined at the time of grant. The Company has adopted a Floating Stock Option Plan (the “Plan”), whereby the number of common shares reserved for issuance under the Plan is equivalent of up to 10% of the issued and outstanding shares of the Company from time to time.

Each employee share option converts into one common share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

On January 6, 2025, the Company granted 100,000 stock options to an officer of the Company to purchase common shares of the Company for the price of CAD$4.59 for a period of five years from the date of grant. The options shall vest in four equal instalments every month such that all options shall fully vests on the date that is 4 months from the date of grant. These options have an estimated grant date fair value of $304,449 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 151%; risk-free interest rate of 2.96%; and an expected average life of 5 years.

On January 28, 2025, the Company granted 1,200,000 stock options to various consultants of the Company to purchase common shares of the Company for the price of CAD$4.52 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $3,591,500 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 150%; risk-free interest rate of 2.89%; and an expected average life of 5 years.

On May 26, 2025, the Company granted 50,304 stock options to an officer of the Company to purchase common shares of the Company for the price of CAD$4.97 for a period of five years from the date of grant. The options shall vest in 12 equal instalments every month commencing one month from the grant date and upon completion of certain performance conditions. The performance conditions have not been met as of September 30, 2025 and as such, none of the options have vested. These options have an estimated grant date fair value of $162,653 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 143%; risk-free interest rate of 2.92%; and an expected average life of 5 years.

On May 26, 2025, the Company granted 50,304 stock options to an officer of the Company to purchase common shares of the Company for the price of CAD$4.97 for a period of five years from the date of grant. The options shall vest in 12 equal instalments every month such that all options shall fully vest on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $162,653 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 143%; risk-free interest rate of 2.92%; and an expected average life of 5 years.

On May 26, 2025, the Company granted 70,422 stock options to a consultant of the Company to purchase common shares of the Company for the price of CAD$4.97 for a period of five years from the date of grant. The options shall vest in four equal instalments every three month such that all options shall fully vest on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $227,702 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 143%; risk-free interest rate of 2.92%; and an expected average life of 5 years.

On July 11, 2025, the Company granted 200,000 stock options to a consultant of the Company to purchase common shares of the Company for the price of CAD$4.00 for a period of five years from the date of grant. The options shall vest in 12 months from the date of grant. These options have an estimated grant date fair value of $523,906 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 143%; risk-free interest rate of 3.03%; and an expected average life of 5 years.

On March 12, 2024, the Company granted 125,000 stock options to a consultant of the Company to purchase common shares of the Company for the price of CAD$0.69 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vest on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $58,646 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 149.1%; risk-free interest rate of 3.71%; and an expected average life of 5 years.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

21.	Share-based payments reserves (continued)

Stock option plan (continued)

On April 23, 2024, the Company granted 250,000 stock options to a consultant of the Company to purchase common shares of the Company for the price of CAD$0.77 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vest on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $120,370 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 154.3%; risk-free interest rate of 3.79%; and an expected average life of 5 years.

On May 1, 2024, the Company granted 250,000 stock options to a consultant of the Company to purchase common shares of the Company for the price of CAD$0.77 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vest on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $127,463 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 154.3%; risk-free interest rate of 3.63%; and an expected average life of 5 years.

On May 21, 2024, the Company granted 200,000 stock options to a consultant of the Company to purchase common shares of the Company for the price of CAD$1.03 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vest on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $140,309 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 154.3%; risk-free interest rate of 3.79%; and an expected average life of 5 years.

On June 4, 2024, the Company granted 4,000,000 stock options to a company controlled by management of Valour Inc. to purchase common shares of the Company for the price of CAD$1.26 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vest on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $3,432,925 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 154.5%; risk-free interest rate of 4.08%; and an expected average life of 5 years.

On July 29, 2024, the Company granted 3,667,187 stock options to a company controlled by management to purchase common shares of the Company for the price of CAD$2.17 for a period of five years from the date of grant. The options shall vest (a) on December 31, 2024 and (b) upon a company controlled by management having entered into a contract with an employee or consultant of the Corporation or its subsidiaries to transfer the underlying shares subject to the option, subject to performance hurdles. These options have an estimated grant date fair value of $6,000,617 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 156.0%; risk-free interest rate of 3.20%; and an expected average life of 5 years. No agreement had been entered as at September 30, 2025 and as such, the options have not vested.

On November 4, 2024, the Company granted 46,500 stock options to a employees of the company. to purchase common shares of the Company for the price of CAD$2.28 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vest on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $72,368 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 150%; risk-free interest rate of 3.04%; and an expected average life of 5 years.

On November 4, 2024, the Company granted 100,000 stock options to a consultant of the company to purchase common shares of the Company for the price of CAD$2.28 for a period of five years from the date of grant. The options shall vest in four equal instalments every month such that all options shall fully vest on the date that is four months from the date of grant. These options have an estimated grant date fair value of $155,335 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 150%; risk-free interest rate of 3.04%; and an expected average life of 5 years.

On December 6, 2024, the Company granted 35,000 stock options to a consultant of the company to purchase common shares of the Company for the price of CAD$4.50 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vest on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $124,892 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 151%; risk-free interest rate of 2.81%; and an expected average life of 5 years.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

21.	Share-based payments reserves (continued)

Stock option plan (continued)

On December 6, 2024, the Company granted 100,000 stock options to a consultant of the company to purchase common shares of the Company for the price of CAD$4.50 for a period of five years from the date of grant. The options shall vest in four equal instalments every month such that all options shall fully vests on the date that is four months from the date of grant. These options have an estimated grant date fair value of $356,834 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 151%; risk-free interest rate of 2.81%; and an expected average life of 5 years.

On December 6, 2024, the Company granted 500,000 stock options to a consultant of the company to purchase common shares of the Company for the price of CAD$4.50 for a period of five years from the date of grant. The options were to vest upon the closing of a merger and acquisition transaction by the Company with a Target Company as described in a finder agreement between the Company and the consultant.. These options have an estimated grant date fair value of $1,784,168 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 151%; risk-free interest rate of 2.81%; and an expected average life of 5 years. The merger and acquisition transaction did not close within the prescribed timeline of the finder agreement and as such, the options were cancelled during the nine months ended September 30, 2025.

The Company recorded $4,844,872 of share-based payments related to stock options during the nine months ended September 30, 2025 (nine months ended September 30, 2024 - $6,732,442).

The following stock options were outstanding at September 30, 2025:

Number outstanding	Number exercisable	Grant date	Expiry date	Exercise price	Vested fair value at reporting date	Grant date share price (CAD)	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
100,000	100,000	16-Nov-20	16-Nov-25	$0.09	5,858	$0.09	139%	5	0%	0.46%
325,000	325,000	22-Mar-21	22-Mar-26	$1.58	474,537	$2.12	146%	5	0%	0.99%
920,000	920,000	9-Apr-21	9-Apr-26	$1.58	1,120,241	$1.78	145%	5	0%	0.95%
700,000	700,000	18-May-21	18-May-26	$1.22	83,230	$1.25	146%	5	0%	0.95%
400,000	400,000	18-May-21	18-May-26	$1.22	832,151	$1.25	146%	5	0%	0.95%
500,000	500,000	13-Aug-21	13-Aug-26	$1.58	469,962	$1.43	144%	5	0%	0.84%
210,000	210,000	13-Oct-21	13-Oct-26	$2.10	292,262	$2.10	144%	5	0%	1.27%
500,000	500,000	9-Nov-21	9-Nov-26	$3.92	478,839	$3.92	144%	5	0%	1.37%
500,000	500,000	9-May-22	9-May-27	$2.00	437,859	$1.34	146%	5	0%	2.76%
500,000	500,000	20-May-22	20-May-27	$1.00	247,278	$0.75	147%	5	0%	2.70%
500,000	500,000	17-Oct-22	17-Oct-27	$0.17	55,736	$0.17	150%	5	0%	3.60%
500,000	500,000	24-Nov-23	24-Nov-28	$0.29	102,077	$0.29	152%	5	0%	3.83%
4,500,000	4,500,000	4-Dec-23	4-Dec-28	$0.45	1,599,727	$0.45	152%	5	0%	3.54%
100,000	100,000	12-Mar-24	12-Mar-29	$0.69	47,089	$0.69	154%	5	0%	3.47%
62,500	62,500	23-Apr-24	23-Apr-29	$0.77	30,202	$0.77	154%	5	0%	3.79%
250,000	250,000	1-May-24	1-May-29	$0.77	127,929	$0.77	154%	5	0%	3.63%
4,000,000	4,000,000	4-Jun-24	4-Jun-29	$1.26	3,445,474	$1.26	155%	5	0%	4.08%
3,667,187	-	29-Jul-24	29-Jul-29	$2.17	-	$2.39	156%	5	0%	3.20%
100,000	75,000	4-Nov-24	4-Nov-29	$2.28	155,335	$2.30	150%	5	0%	3.04%
46,500	34,875	4-Nov-24	4-Nov-29	$2.28	70,633	$2.30	150%	5	0%	3.04%
100,000	75,000	6-Dec-24	6-Dec-29	$4.50	355,534	$5.24	151%	5	0%	2.81%
35,000	26,250	6-Dec-24	6-Dec-29	$4.50	119,160	$5.24	151%	5	0%	2.81%
100,000	100,000	6-Jan-25	6-Jan-30	$4.59	304,449	$4.59	151%	5	0%	2.96%
1,200,000	600,000	28-Jan-25	28-Jan-30	$4.52	3,174,031	$4.52	150%	5	0%	2.89%
50,304	16,768	26-May-25	26-May-30	$4.97	111,649	$4.97	143%	5	0%	2.92%
50,304	16,768	26-May-25	26-May-30	$4.97	111,649	$4.97	143%	5	0%	2.92%
70,422	17,606	26-May-25	26-May-30	$4.97	142,218	$4.97	143%	5	0%	2.92%
200,000	-	11-Jul-25	11-Jul-30	$4.00	116,388	$4.00	143%	5	0%	3.03%
20,187,217	15,529,767				14,511,497

The weighted average remaining contractual life of the options exercisable at September 30, 2025 was 2.96 years (December 31, 2024 – 3.04 years).

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

21.	Share-based payments reserves (continued)

Warrants

As at September 30, 2025, the Company had share purchase warrants outstanding as follows:

	Number outstanding & exercisable	Grant date	Expiry date	Exercise price	Fair value at grant date	Grant date share price (CAD)	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
Warrants	20,000,000	6-Nov-23	6-Nov-28	$0.20	602,947	$0.17	151.9%	5	0%	3.87%
Warrant issue costs					(5,533)
	20,000,000				597,414

See Note 13 for warrant liability.

Deferred Share Units Plan (DSUs)

On August 15, 2021, the Company adopted the DSUs plan. Eligible participants of the DSU Plan include any director, officer, employee or consultant of the Company. The Board fixes the vesting terms it deems appropriate when granting DSUs. The number of DSUs that may be granted under the DSU Plan may not exceed 5% of the total issued and outstanding Common Shares at the time of grant.

On January 6, 2025, the Company granted 100,000 DSUs to an officer of the Company. These DSUs have a grant day fair value of $459,000 and vest in three equal installments every year, with the first installment vesting one year from the grant date.

On January 28, 2025, the Company granted 1,400,000 DSUs to an officer of the Company. These DSUs have a grant day fair value of $6,328,000 and vest in three equal installments every year, with the first installment vesting one year from the grant date.

On May 26, 2025, the Company granted 35,000 DSUs to consultants of the Company. These DSUs have a grant day fair value of $125,165 and vest in one year from the date of grant.

On May 26, 2025, the Company granted 200,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $715,229 and vested on completion of certain performance conditions. These conditions were met during the nine months ended September 30, 2025 and as such, the DSUs vested during this period.

On May 26, 2025, the Company granted 60,362 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $215,863 and vest in four equal installments every six months, with the first installment vesting six months from the grant date.

On July 11, 2025, the Company granted 44,323 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $215,863 and vest in four equal installments every six months, with the first installment vesting six months from the grant date.

On May 21, 2024, the Company granted 1,000,000 DSUs to an employee of Valour. These DSUs have a grant day fair value of $1,185,000 and vest immediately.

On May 21, 2024, the Company granted 1,500,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $1,777,500 and vest in six months from the grant day.

On May 21, 2024, the Company granted 200,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $177,292 and vest in in 12 months from the grant day.

On July 29, 2024, the Company granted 3,964,007 DSUs to a company controlled by management. These DSUs have a grant day fair value of $9,473,750 and vest (a) on December 31, 2024 and (b) upon a company controlled by management thereof having entered into a contract with an employee or consultant of the Corporation or its subsidiaries to transfer the underlying shares subject to the option, subject to performance hurdles. No agreement had been entered as at September 30, 2025 and as such, the DSUs have not vested in relation to the 3,964,007 DSUs and no expense was recorded during the nine months ended September 30, 2025.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

21.	Share-based payments reserves (continued)

Deferred Share Units Plan (DSUs) (continued)

On July 29, 2024, the Company granted 475,000 DSUs to officers and directors of the Company. These DSUs have a grant date fair value of $1,135,250 and vest in four equal installments every six months following the grant date, with the first installment vesting six months after the grant date.

On September 24, 2024, the Company granted 1,125,000 DSUs to officers and consultants of the Company. These DSUs have a grant day fair value of $3,319,000 and vest in four equal installments every six months, with the first instalment vesting on the date that is three months from the grant day.

On November 4, 2024, the Company granted 100,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $210,000 and vest in four equal installments every month, with the first instalment vesting on the date that is one month from the grant day.

On November 21, 2024, the Company granted 1,000,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $3,380,000 and 250,000 vest three months from the grant date 500,000 vest six months from the grant date and the remaining 250,000 vest nine months from the grant date.

On November 21, 2024, the Company granted 950,000 DSUs to consultants of the Company. These DSUs have a grant day fair value of $3,211,000 and vest immediately

On December 6, 2024, the Company granted 100,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $524,000 and vest in four equal installments every month, with the first instalment vesting on the date that is one month from the grant day.

On December 6, 2024, the Company granted 500,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $2,620,000 and vest upon the closing of a merger and acquisition transaction by the Company with a Target Company as described in a finder agreement between the Company and the consultant. The merger and acquisition transaction did not close within the prescribed timeline of the finder agreement and as such, the DSUs were cancelled during the nine months ended September 30, 2025.

The Company recorded $6,528,831 in share-based compensation related to DSUs during the nine months ended September 30, 2025 (nine months ended September 30, 2024 - $5,774,343).

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

22.	Financial instruments

Financial assets and financial liabilities as at September 30, 2025 and December 31, 2024 are as follows:

	Asset / (liabilities) at amortized cost	Assets/ (liabilities) at fair value through profit/(loss)	Total
December 31, 2024
Cash	$15,931,525	$-	$15,931,525
Client Cash Deposits	10,665,147	-	10,665,147
Digital assets, digital assets loaned, and digital assets staked	-	555,838,900	555,838,900
Equity investments	-	257,425,063	257,425,063
Public investments	-	778,085	778,085
Private investments	-	37,348,081	37,348,081
Accounts payable and accrued liabilities	(3,482,464)	-	(3,482,464)
Loan payable	(9,693,294)	-	(9,693,294)
Trading liabilities	-	(15,109,375)	(15,109,375)
ETP holders payable	-	(871,162,347)	(871,162,347)
September 30, 2025
Cash	$119,541,083	$-	$119,541,083
Client Cash Deposits	5,387,686	-	5,387,686
Digital assets, digital assets loaned, and digital assets staked	-	789,254,841	789,254,841
Equity investments	-	193,964,955	193,964,955
Private investments	-	43,977,068	43,977,068
Accounts payable and accrued liabilities	(9,599,999)	-	(9,599,999)
Loan payable	(12,813,123)	-	(12,813,123)
Trading liabilities	-	(16,007,678)	(16,007,678)
Warrant liability	-	(53,264,837)	(53,264,837)
ETP holders payable	-	(989,124,847)	(989,124,847)

The Company’s financial instruments are exposed to several risks, including market, liquidity, credit and currency risks. There have been no significant changes in the risks, objectives, policies and procedures from the previous year. A discussion of the Company’s use of financial instruments and their associated risks is provided below:

Credit risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company’s primary counterparty related to its cash carries an investment grade rating as assessed by external rating agencies. The Company maintains all or substantially all of its cash with a major financial institution domiciled in Canada, the United States and Europe. Deposits held with this institution may exceed the amount of insurance provided on such deposits.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

22.	Financial instruments (continued)

Regulatory Risks

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently to cryptocurrencies with certain governments deeming them illegal while others have allowed their use and trade. Ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, the ability of the Company to continue to operate. The effect of any future regulatory change on the DeFi ecosystem or any cryptocurrency, project or protocol that the Company may hold is impossible to predict, but such change could be substantial and adverse to the space as a whole, as well as potentially to the Company. Governments may, in the future, restrict or prohibit the acquisition, use or redemption of cryptocurrencies. Ownership of, holding or trading in cryptocurrencies may then be considered illegal and subject to sanction. Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency mining companies to additional regulation.

Custodian Risks

The Company uses multiple custodians (or third-party “wallet providers”) to hold digital assets for its DeFi Ventures business line as well as for digital assets underlying Valour Cayman ETPs. Such custodians may or may not be subject to regulation by U.S. state or federal or non-U.S. governmental agencies or other regulatory or self-regulatory organizations. The Company could have a high concentration of its digital assets in one location or with one custodian, which may be prone to losses arising out of hacking, loss of passwords, compromised access credentials, malware or cyberattacks. Custodians may not indemnify us against any losses of digital assets. Digital assets held by certain custodians may be transferred into “cold storage” or “deep storage,” in which case there could be a delay in retrieving such digital assets. The Company may also incur costs related to the third-party custody and storage of its digital assets. Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect our trading execution, the value of our and the value of any investment in our common shares. Furthermore, there is, and is likely to continue to be, uncertainty as to how U.S. and non-U.S. laws will be applied with respect to custody of cryptocurrencies and other digital assets held on behalf of clients. For example, U.S.- regulated investment advisers may be required to keep client “funds and securities” with a “qualified custodian”; there remain numerous questions about how to interpret and apply this rule, and how to identify a “qualified custodian” of, digital assets, which are obviously kept in a different way from the traditional securities with respect to which such rules were written. The uncertainty and potential difficulties associated with this question and related questions could materially and adversely affect our ability to continuously develop and launch our business lines. The Company may also incur costs related to the third-party custody and storage of its digital assets. Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect the execution of hedging ETPs, the value of the Company’s assets and the value of any investment in the Common Shares.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition. In addition, some of the investments the Company holds are lightly traded public corporations or not publicly traded and may not be easily liquidated. The Company generates cash flow from proceeds from the disposition of its investments and digital assets. There can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. All of the Company’s assets, liabilities and obligations are due within one to three years.

The Company manages liquidity risk by maintaining adequate cash balances and liquid investments and digital assets. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial and non-financial assets and liabilities. As at September 30, 2025, the Company had current assets of $948,395,427 (December 31, 2024 - $710,993,671) to settle current liabilities of $1,081,351,278 (December 31, 2024 - $899,447,480).

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

22.	Financial instruments (continued)

The following table shows the Company’s source of liquidity by assets / (liabilities) as at September 30, 2025 and December 31, 2024:

	September 30, 2025
	Total	Less than 1 year	1-3 years
Cash	$119,541,083	$119,541,083	$-
Client cash deposits	5,387,686	5,387,686	-
Prepaid expenses	5,372,448	5,372,448	-
Digital assets, digital assets loaned, and digital assets staked	789,254,841	720,051,687	69,203,154
Private investments	43,977,068	-	43,977,068
Equity investments	193,964,955	98,042,523	95,922,432
Accounts payable and accrued liabilities	(9,599,999)	(9,599,999)	-
Loan payable	(12,813,123)	(12,813,123)	-
Trading liabilities	(16,007,678)	(16,007,678)
Warrant liabilities	(53,264,837)	(53,264,837)	-
ETP holders payable	(989,124,847)	(989,124,847)	-
Total assets / (liabilities)	$76,687,597	$(132,415,057)	$209,102,654

	December 31, 2024
	Total	Less than 1 year	1-3 years
Cash	$15,931,525	$15,931,525	$-
Client cash deposits	10,665,147	10,665,147	-
Public Investments	778,085	778,085	-
Prepaid expenses	1,797,724	1,797,724	-
Digital assets, digital assets loaned, and digital assets staked	555,838,900	555,504,190	334,710
Private investments	37,348,081	-	37,348,081
Equity investments	257,425,063	126,317,000	131,108,063
Accounts payable and accrued liabilities	(3,482,464)	(3,482,464)	-
Loan payable	(9,693,294)	(9,693,294)	-
Trading liabilities	(15,109,375)	(15,109,375)
ETP holders payable	(871,162,347)	(871,162,347)	-
Total assets / (liabilities)	$(19,662,955)	$(188,453,809)	$168,790,854

Digital assets included in the table above are non-financial assets except USDC. For the purposes of liquidity risk analysis, these non-financial assets were included as they are mainly utilized to pay off any redemptions related to ETP holders payable, a financial liability. The lent and staked digital assets fall under the “less than 1 year” bucket.

Market risk

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices.

(a)	Price and concentration risk

The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favorable prices. In addition, most of the Company’s investments are in the technology sector. At September 30, 2025, the Company had no investments exposed to market risk (December 31, 2024 – one investment of 3.4%).

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

22.	Financial instruments (continued)

(b)	Interest rate risk

The Company’s cash is subject to interest rate cash flow risk as it carries variable rates of interest. The Company’s interest rate risk management policy is to purchase highly liquid investments with a term to maturity of one year or less on the date of purchase. Based on cash balances on hand at September 30, 2025, a 1% change in interest rates could result in approximately $159,000 change in net loss.

(c)	Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. The Company’s operations are exposed to foreign exchange fluctuations, which could have a significant adverse effect on its results of operations from time to time. The Company’s foreign currency risk arises primarily with respect to Canadian dollar, Euro, Swiss Franc, Swedish Krona and British Pound. Fluctuations in the exchange rates between this currency and the U.S. dollar could have a material effect on the Company’s business, financial condition and results of operations. The Company does not engage in any hedging activity to mitigate this risk. The Company reduces its currency risk by maintaining minimal cash balances held in foreign currency.

As at September 30, 2025 and December 31, 2024, the Company had the following financial and non-financial assets and liabilities, (amounts posted in US dollars) denominated in foreign currencies:

	September 30, 2025
	Canadian Dollars	British Pound	Swiss Franc	Swedish Krona	European Euro	Arab Emirates Dirham
Cash	$380,814	$1,063	$5,173,374	$13,972,983	$4,275,841	$194,958
Private investments	5,127,166	-	36,650,027	-	-	-
Prepaid investment	880,423	-	57,703	-	-	26,391
Accounts payable and accrued liabilities	(4,823,105)	-	(198,225)	-	(26,603)	(10,275)
ETP holders payable	-	-	-	(201,397,741)	(3,978,524)	-
Net assets (liabilities)	$1,565,298	$1,063	$41,682,879	$(187,424,758)	$270,714	$211,074

	December 31, 2024
	Canadian Dollars	British Pound	Swiss Franc	Swedish Krona	European Euro	Arab Emirates Dirham
Cash	$1,768,319	$-	$3,573,221	$6,823,399	$2,533,427	$61,252
Private investments	1,367,716	-	35,457,990	-	-	-
Prepaid investment	447,753	-	-	-	-	-
Accounts payable and accrued liabilities	(1,695,248)	(55,416)	(247,501)	-	(15,562)	-
Net assets (liabilities)	$1,888,540	$(55,416)	$38,783,710	$6,823,399	$2,517,865	$61,252

A 10% increase (decrease) in the value of the US dollar against all foreign currencies in which the Company held financial instruments as of September 30, 2025 would result in an estimated increase (decrease) in net income of approximately $5,069,000 (December 31, 2024 - $5,002,000).

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

22.	Financial instruments (continued)

(d)	Digital currency risk factors: Perception, Evolution, Validation and Valuation

A digital currency does not represent an intrinsic value or a form of credit. Its value is a function of the perspective of the participants within the marketplace for that digital currency. The price of the digital currency fluctuates as a result of supply and demand pressures that accumulate in the market for it.

Having a finite supply (in the case of many but not all digital currencies), the more people who want to own that digital currency, the more the market price increases and vice-versa.

The most common means of determining the value of a digital currency is through one or more cryptocurrency exchanges where that digital currency is traded. Such exchanges publicly disclose the “times and sales” of the various listed pairs. As the marketplace for digital currencies evolves, the process for assessing value will become increasingly sophisticated.

(e)	Fair value of financial instruments

The Company has determined the carrying values of its financial instruments as follows:

i.	The carrying values of cash, amounts receivable, accounts payable and accrued liabilities, and loan payables approximate their fair values due to the short-term nature of these instruments.

ii.	Public and private investments are carried at amounts in accordance with the Company’s accounting policies as set out in Note 2 in the Company’s December 31, 2024 financial statements.

iii.	Digital assets classified as financial assets relate to USDC which is measured at fair value.

iv.	ETP payable and warrant liability classified as financial liabilities are measured at fair value.

The following table illustrates the classification and hierarchy of the Company’s financial instruments, measured at fair value in the statements of financial position as at September 30, 2025 and December 31, 2024.

	Level 1 (Quoted Market price)	Level 2 (Valuation technique -observable market Inputs)	Level 3 (Valuation technique - non-observable market inputs)	Total
Privately traded invesments	$-	$-	$37,348,081	$37,348,081
Digital assets	-	555,838,900		555,838,900
Equity investments	-	-	257,425,063	257,425,063
Publicly traded investments	778,085	-	-	778,085
December 31, 2024	$778,085	$555,838,900	$294,773,144	$851,390,129

Privately traded invesments	$-	$-	$43,977,068	$43,977,068
Digital assets	-	789,254,841	-	789,254,841
Equity investments	-	-	193,964,955	193,964,955
September 30, 2025	$-	$789,254,841	$237,942,023	$1,027,196,864

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

22.	Financial instruments (continued)

(e)	Fair value of financial instruments (continued)

Level 1 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 1 during the periods ended September 30, 2025 and December 31, 2024. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Level 1 investments, financial assets at fair value	September 30, 2025	December 31, 2024
Opening balance	$778,085	$-
Realized loss on investments	(300,804)	-
Transferred from level 3	-	778,085
Investments sold	(477,281)	-
	$-	$778,085

Level 2 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 2 during the periods ended September 30, 2025 and December 31, 2024. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Level 2 investments, financial assets at fair value	September 30, 2025	December 31, 2024
Opening balance	$555,838,900	$370,469,700
Digital assets acquired	234,966,522	401,118,676
Digital assets disposed	(62,303,444)	(514,217,138)
Digital assets earned from staking, lending and fees	10,849,531	26,075,436
Realized gain on digital assets	76,076,707	306,744,938
Unrealized losses on digital assets	(46,745,729)	(34,372,022)
Digital assets transferred in from level 3	22,301,756	-
Fees and other	(1,729,402)	19,310
	$789,254,841	$555,838,900

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 during the periods ended September 30, 2025 and December 31, 2024. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Level 3 investments, financial assets at fair value	September 30, 2025	December 31, 2024
Opening balance	$294,773,144	$32,717,095
Purchases	6,100,504	173,814,141
Transferred to level 1	-	(778,085)
Acquired as subsidiary	(379,906)	-
Realized gain	23,021,334	83,723,906
Unrealized (loss)/ gain	(4,811,120)	5,296,087
Equity investments from staking fees	13,231,218	-
Management fees on equity investments	(911,242)	-
Transferred to level 2	(22,301,756)	-
Foreign exchange gain	905,666	-
Equity investments disposed	(71,685,819)	-
	$237,942,023	$294,773,144

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

22.	Financial instruments (continued)

(e)	Fair value of financial instruments (continued)

Within Level 3, the Company includes private company investments that are not quoted on an exchange. The key assumptions used in the valuation of these instruments include (but are not limited to) the value at which a recent financing was done by the investee, company-specific information, trends in general market conditions and the share performance of comparable publicly traded companies.

As valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments. Given the size of the private investment portfolio, such changes may have a significant impact on the Company’s financial condition or operating results.

The following table presents the fair value, categorized by key valuation techniques and the unobservable inputs used within Level 3 as at September 30, 2025 and December 31, 2024.

Description	Fair value	Valuation technique	Significant unobservable input(s)	Range of significant unobservable input(s)
3iQ Corp.	$300,460	Recent financing	Marketability of shares	0% discount
Luxor Technology Corporation	500,050	Recent financing	Marketability of shares	0% discount
Neuronomics AG	89,581	Recent financing	Marketability of shares	0% discount
Amina Bank	35,457,990	Market approach	Marketability of shares	0% discount
ZKP Corporation	1,000,000	Recent financing	Marketability of shares	0% discount
Equity Investments in digital	257,425,063	Market approach	Discount for lack of marketability	25% discount
December 31, 2024	$294,773,144

Luxor Technology Corporation	$516,861	Recent financing	Marketability of shares	0% discount
Amina Bank	36,650,028	Market approach	Marketability of shares	0% discount
ZKP Corporation	1,000,000	Recent financing	Marketability of shares	0% discount
Global Benchmarks AB	199,875	Recent financing	Marketability of shares	0% discount
CH Technical Solutions SA	3,891,966	Recent financing	Marketability of shares	0% discount
TenX Protocols Inc.	718,339	Recent financing	Marketability of shares	0% discount
Canada Stablecorp Inc.	499,999	Recent financing	Marketability of shares	0% discount
Continental Stable Coin	500,000	Recent financing	Marketability of shares	0% discount
Equity Investments in digital	193,964,955	Market approach	Discount for lack of marketability	19% discount
September 30, 2025	$237,942,023

3iQ Corp. (“3iQ”)

On March 31, 2020, the Company acquired 187,007 common shares of 3iQ as part of the Company’s acquisition of Valour. During the year ended December 31, 2024, the Company sold 125,295 common shares of 3iQ. On September 3, 2025, the Company sold its remaining 61,712 shares of 3iQ for proceeds of $481,484 resulting in a gain on sale of $181,015. As at September 30, 2025, the Company owned no shares of 3iQ.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

22.	Financial instruments (continued)

(e)	Fair value of financial instruments (continued)

Amina Bank AG (“Amina”)

On January 14, 2022, the Company invested $25,286,777 (CAD$34,498,750) to acquire 3,906,250 non-votes shares of Amina. As at September 30, 2025, the valuation of Amina was based on a market approach which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at September 30, 2025. As at September 30, 2025, a +/- 10% change in the fair value of Amina will result in a corresponding +/- $3,665,003 (December 31, 2024 +/- $3,545,798) change in the carrying amount.

Earnity Inc. (“Earnity”)

On April 13, 2021, the Company subscribed $40,000 to acquire certain rights to certain future equity of Earnity. As at September 30, 2025, the valuation of Earnity was determined to be nil based on Earnity ceasing operations. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly. As at September 30, 2025, a +/- 10% change in the fair value of Earnity will result in a corresponding +/- $nil (December 31, 2024 - $nil) change in the carrying amount.

Luxor Technology Corporation (“LTC”)

On December 29, 2020, the Company subscribed $100,000 to acquire certain rights to the preferred shares of LTC. The transaction was closed on February 15, 2021. On May 11, 2021, the Company subscribed to additional rights of $62,500. As at September 30, 2025, the valuation of LTC was based on a previous financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at September 30, 2025. As at September 30, 2025. a +/- 10% change in the fair value of LTC will result in a corresponding +/- $51,686 (December 31, 2024 - $50,006) change in the carrying amount.

SDK:Meta LLC

On June 3, 2021, the Company entered into a share exchange agreement with SDK exchanging 1,000,000 membership units of SDK with 3,000,000 shares of the Company valuing the investment at $2,506,780 (CAD$3,420,000). During 2022, the Company impaired its investment in SDK:Meta LLC as they were unsuccessful in raising additional funds to continue to advance the company. As at September 30, 2025, the valuation of SDK:Meta LLC was $nil (December 31, 2024 - $nil). Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly. As at September 30, 2025, a +/- 10% change in the fair value of SDK:Meta LLC will result in a corresponding +/- $nil (December 31, 2024 - $nil) change in the carrying amount.

Skolem Technologies Ltd. (“STL”)

On December 29, 2020, the Company invested $20,000 to acquire certain rights to the preferred shares of STL. On October 29, 2021, the Company rights were converted into 16,354 series A preferred shares. As at September 30, 2025, the valuation of STL was determined to be nil based on STL ceasing operations. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at September 30, 2025. As at September 30, 2025, a +/- 10% change in the fair value of STL will result in a corresponding +/- $nil (December 31, 2024 - $nil) change in the carrying amount.

VolMEX Labs Corporation (“VLC”)

On February 23, 2021, the Company invested $30,000 to acquire certain rights to the preferred shares of VLC. As at September 30, 2025, the valuation of VLC was nil. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at September 30, 2025. As at September 30, 2025, a +/- 10% change in the fair value of VLC will result in a corresponding +/- nil (December 31, 2024 - $nil) change in the carrying amount.

ZKP Corporation (“ZKP”)

On August 2, 2024, the Company invested $1,000,000 to acquire shares of ZKP. As at September 30, 2025, the valuation of ZKP was based on the recent financing price. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at September 30, 2025. As at September 30, 2025, a +/- 10% change in the fair value of ZKP will result in a corresponding +/- $100,000 change in the carrying amount (December 31, 2024 - $100,000).

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

22.	Financial instruments (continued)

(e)	Fair value of financial instruments (continued)

Global Benchmarks AB (“Global Benchmarks”)

On September 24, 2024, the Company invested $199,875 to acquire shares of Global Benchmarks. As at September 30, 2025, the valuation of Global Benchmarks was based on a recent financing price. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at September 30, 2025. As at September 30, 2025, a +/- 10% change in the fair value of Global Benchmarks will result in a corresponding +/- $19,988 change in the carrying amount (December 31, 2024 - $19,988).

CH Technical Solutions SA (“CH Technical”)

On September 24, 2024, the Company invested $3,971,272 to acquire 25 shares of CH Technical. As at September 30, 2025, the valuation of CH Technical was based on a recent financing price. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at September 30, 2025. As at September 30, 2025, a +/- 10% change in the fair value of CH Technical will result in a corresponding +/- $389,197 change in the carrying amount (December 31, 2024 - $nil).

TenX Protocols Inc. (“TenX”)

On July 24, 2025, the Company invested $718,339 to acquire 1,334,000 shares of TenX. As at September 30, 2025, the valuation of TenX was based on a recent financing price. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at September 30, 2025. As at September 30, 2025, a +/- 10% change in the fair value of TenX will result in a corresponding +/- $71,834 change in the carrying amount (December 31, 2024 - $nil).

Canada Stablecorp Inc.

On September 9, 2025, the Company invested $499,999 to acquire 303,030 shares of Canada Stablecorp Inc. As at September 30, 2025, the valuation of Canada Stablecorp Inc.was based on a recent financing price. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at September 30, 2025. As at September 30, 2025, a +/- 10% change in the fair value of Canada Stablecorp Inc. will result in a corresponding +/- $50,000 change in the carrying amount (December 31, 2024 - $nil).

Continental Stable Coin

On July 25, 2025, the Company invested $500,000 to acquire rights to certain preferred shares of Continental Stable Coin. As at September 30, 2025, the valuation of Continental Stable Coin was based on a recent financing price. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at September 30, 2025. As at September 30, 2025, a +/- 10% change in the fair value of Continental Stable Coin will result in a corresponding +/- $50,000 change in the carrying amount (December 31, 2024 - $nil).

Equity Investments in Digital Assets Funds at FVTPL (“Equity Investments”)

During Q2 2024, the Company invested $173,814,136 to acquire interest in two entities set up to hold SOL and AVAX acquired from a bankrupt estate. Management used the net asset values as determined by the entities managers and applied a 19% discount for lack of marketability. As at September 30, 2025, a +/- 10% change in the fair value of the Equity Investments will result in a corresponding +/- $19,396,496 change in the carrying amount (December 31, 2024 - $25,742,506).

23.	Digital asset risk

(a)	Digital currency risk factors: Risks due to the technical design of cryptocurrencies

The source code of many digital currencies, such as Bitcoin, is public and may be downloaded and viewed by anyone. As with all code, there may be a bug in the respective code which is yet to be found and repaired and can ultimately jeopardize the integrity and security of one or more of these networks.

Should miners for reasons yet unknown cease to register completed transactions within blocks which have been detached from the block chain, the confidence in the protocol and network will be reduced, which will reduce the value of the digital currency associated with that protocol, and the ETP payable balances that are valued with reference to the respective digital asset.

Protocols for most digital assets or cryptocurrencies are public open-source software, they could be particularly vulnerable to hacker attacks, which could be damaging for the digital currency market and may be the cause for investors to choose other currencies or assets to invest in.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

23.	Digital asset risk (continued)

(b)	Digital currency risk factors: Ownership, Wallets

Rather than the actual cryptocurrency (which are “stored” on the blockchain), a cryptocurrency wallet stores the information necessary to transact the cryptocurrency. Those digital credentials are needed so one can access and spend the underlying digital assets. Some use public-key cryptography in which two cryptographic keys, one public and one private, are generated and stored in a wallet. There are several types of wallets:

-	Hardware wallets are USB-like hardware devices with a small screen built specifically for handling private keys and public keys/addresses.

-	Paper wallets are simply paper printouts of private and public addresses.

-	Desktop wallets are installable software programs/apps downloaded from the internet that hold your private and public keys/addresses.
-	Mobile wallets are wallets installed on a mobile device and are thus always available and connected to the internet.

-	Web wallets are hot wallets that are always connected to the internet that can be stored in a browser or can be “hosted” by third party providers such as an exchange.

(c)	Digital currency risk factors: Political, regulatory risk and technology in the market of digital currencies

The legal status of digital currencies, inter alia Bitcoin varies between different countries. The lack of consensus concerning the regulation of digital currencies and how such currencies shall be handled tax wise causes insecurity regarding their legal status. As all digital currencies remain largely unregulated assets, there is a risk that politics and future regulations may negatively impact the market of digital currencies and companies operating in such market. It is impossible to estimate how politics and future regulations may affect the market. However, future regulations and changes in the legal status of the digital currencies is a political risk which may affect the price development of the tracked digital currencies.

The perception (and the extent to which it is held) that there is significant usage of the digital assets in connection with criminal or other illicit purposes, could materially influence the development and regulation of digital assets (potentially by curtailing the same).

As technological change occurs, the security threats to the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets will likely adapt and previously unknown threats may emerge. The Company’s ability to adopt technology in response to changing security needs or trends may pose a challenge to the safekeeping of the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets. To the extent that the Company is unable to identify and mitigate or stop new security threats, the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets may be subject to theft, loss, destruction or other attack.

24.	Capital management

The Company considers its capital to consist of share capital, share based payments reserves and deficit. The Company’s objectives when managing capital are:

a)	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;

b)	to give shareholders sustained growth in value by increasing shareholders’ equity;

c)	to take a conservative approach towards financial leverage and management of financial risks.

The Company’s management reviews its capital structure on an on-going basis and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying investments. The Company’s current capital is composed of its shareholders’ equity and, to-date, has adjusted or maintained its level of capital by:

a)	raising capital through equity financings; and

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

24.	Capital management (continued)

b)	realizing proceeds from the disposition of its investments

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than the (a) CBOE Canada (formerly NEO Exchange) which requires one of the following to be met: (i) shareholders equity of at least CAD$2.5 million, (ii) net income from continuing operations of at least CAD$375,000, (iii) market value of listed securities of at least CAD$25 million, or (iv) assets and revenues of at least CAD$25 million, and (b) Nasdaq Capital

Market which requires one of the following to be met: (i) shareholder equity of at least $2.5 million, (ii) market value of listed securities of at least $35 million or (iii) net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the three most recently completed fiscal years. There were no changes to the Company’s capital management during the nine months ended September 30, 2025.

25.	Related party disclosures

a)	The condensed consolidated interim financial statements include the financial statements of the Company and its subsidiaries and its respective ownership listed below:

% equity interest
DeFi Capital Inc.	100
DeFi Holdings (Bermuda) Ltd.	100
Electrum Streaming Inc.	100
Reflexivity LLC	100
Valour Inc.	100
DeFi Europe AG	100
Stillman Digital Inc.	100
Stillman Bermuda Ltd.	100
Neuronomics AG	52.5
CoreFi Strategy Corp.	100
Valour Digital Securities Limited	0

b)	Compensation of key management personnel of the Company

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends. The remuneration of directors and other members of key management personnel during the three and nine months ended September 30, 2025 and 2024 were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2025	2025	2024
Short-term benefits	$1,355,048	$242,900	$2,473,981	$728,698
Shared-based payments	471,665	665,786	1,385,945	2,068,497
	$1,826,713	$908,686	$3,859,926	$2,797,195

As at September 30, 2025, the Company had $589,903 (December 31, 2024 - $nil) owing to its current key management, and $45,000 (December 31, 2024 - $287,834) owing to its former key management and a member of key management owes the Company $100,000 (December 31, 2024 - $100,000). Such amounts are unsecured, non-interest bearing, with no fixed terms of payment or “due on demand”.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

25.	Related party disclosures (continued)

c)	During the year ended December 31, 2024, the Company incurred $43,393 in legal fees to a firm in which a director of the Company is a partner. At December 31, 2024, the Company had recorded $nil in accounts payable and accrued liabilities related to these legal expenses incurred in the ordinary course of business with this law firm.

During the year ended December 31, 2024, Valour purchased 1,320,130 USDT for EUR1,213,237 from a former director of Valour.

During the year ended December 31, 2024, the Company paid management $20,000,000 and 3,998,508 DeFi shares valued at $6,273,870 related to DeFi Alpha trading profits.

The Company has a diversified base of investors. To the Company’s knowledge, no one holds more than 10% of the Company’s shares on a basic share and partially diluted share basis as at September 30, 2025.

The Company announced a full-stack sovereign finance framework to modernize the $100 trillion sovereign debt market with SovFi, an entity held by the CEO, an Advisor, and the President of the Company. No financial transactions have occurred between the Company and SovFi to September 30, 2025.

d)	The Company’s directors and officers may have investments in and hold management and/or director and officer positions in some of the investments that the Company holds. The following is a list of total investments and the nature of the relationship of the Company’s directors or officers with the investment as of September 30, 2025 and December 31, 2024.

Investment	Nature of relationship to invesment	Estimated Fair Value
ZKP Corporation*	Director (Olivier Roussy Newton) of investee	$1,000,000
Total investment - September 30, 2025		$1,000,000

*	Private company

Investment	Nature of relationship to invesment	Estimated Fair Value
Brazil Potash Corporation	Officer (Ryan Ptolemy) of investee	$778,085
ZKP Corporation*	Director (Olivier Roussy Newton) of investee	1,000,000
Total investment - December 31, 2024		$1,778,085

*	Private company

26.	Commitments and contingencies

Management Contracts Commitments

The Company is party to certain management contracts. These contracts require that additional payments of up to approximately $2,562,205 be made upon the occurrence of certain events such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these condensed consolidated interim financial statements. Minimum commitments remaining under these contracts were approximately $4,286,309, all due within one year.

Legal Commitments

The Company is, from time to time, involved in various claims and legal proceedings. The Company cannot reasonably predict the likelihood or outcome of these activities. The Company does not believe that adverse decisions in any ending or threatened proceedings related to any matter, or any amount which may be required to be paid by reasons thereof, will have a material effect on the financial condition or future results of operations.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

27.	Operating segments

The Company operates in various business lines based on where the subsidiaries operate. Valour operates the Company’s ETPs business line which involves issuing ETPs, hedging against the underlying digital asset, lending and staking of digital assets and management fees earned on the ETPs. DeFi Bermuda operates the Company’s Venture portfolio and node business lines. The Reflexivity operates the Company’s research firm and Stillman and Stillman Bermuda operate the trading platform.

Information about the Company’s assets by segment is detailed below.

September 30, 2025	DeFi	Reflexivity	Stillman Digital	Neuronomics	Valour Inc	Total
Cash	94,046,289	12,126	1,812,721	21,726	23,648,221	119,541,083
Client cash deposits	-	-	5,387,686	-	-	5,387,686
Public investments, at fair value through profit and loss	-	-	-	-	-	-
Prepaid expenses	1,073,753	72,024	3,030,202	49,873	1,146,596	5,372,448
Digital assets, digital assets loaned, and digital assets staked	-	92,230	12,600,087	-	776,562,524	789,254,841
Equity instruments	-	-	-	-	193,964,955	193,964,955
Right-of-use assets	-	-	-	-	3,155,401	3,155,401
Other non-current assets	42,777,192	-	-	15,705	42,291,150	85,084,047
Total assets	137,897,234	176,380	22,830,696	87,304	1,040,768,847	1,201,760,461
Accounts payable and accrued liabilities	4,902,730	68,825	3,571,409	146,739	910,296	9,599,999
Loans payable	-	-	-	-	12,813,123	12,813,123
Trading liabilities	-	-	16,007,678	-	-	16,007,678
Warrant liability	53,264,837	-	-	-	-	53,264,837
Lease liability	-	-	-	-	3,232,010	3,232,010
ETP holders payable	-	-	-	-	989,124,847	989,124,847
Total liabilities	58,167,567	68,825	19,579,087	146,739	1,006,080,276	1,084,042,494

December 31, 2024	DeFi	Reflexivity	Stillman Digital	Valour Inc	Total
Cash	1,771,331	151,150	1,155,607	12,853,437	15,931,525
Client cash deposits	-	-	10,665,147	-	10,665,147
Prepaid expenses	547,856	72,017	701,222	476,629	1,797,724
Public investments, at fair value through profit and loss	778,085	-	-	-	778,085
Digital assets, digital assets loaned, and digital assets staked	530,601	158,649	5,718,748	549,430,902	555,838,900
Equity instruments	-	-	-	257,425,063	257,425,063
Property, plant and equipment	-	-	-	103	103
Other non-current assets	36,054,408	-	-	40,100,722	76,155,130
Total assets	39,682,281	381,816	18,240,724	860,286,856	918,591,677
Accounts payable and accrued liabilities	2,336,456	194,014	577,997	373,997	3,482,464
Loans payable	-	-	-	9,693,294	9,693,294
Trading liabilities	-	-	15,109,375	-	15,109,375
ETP holders payable	-	-	-	871,162,347	871,162,347
Total liabilities	2,336,456	194,014	15,687,372	881,229,638	899,447,480

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

27.	Operating segments (continued)

Information about the Company’s revenues and expenses by segment is detailed below:

Nine months ended September 30, 2025	DeFi	Reflexivity	Stillman Digital	Neuronomics	Valour Inc.	Total
Staking and lending income	-	45	-	-	24,080,704	24,080,749
Trading commissions	-	-	6,230,864	-	-	6,230,864
Management fees	-	-	-	123,706	7,423,701	7,547,407
Research revenue	-	468,000	-	-	-	468,000
Advisory revenue	192,407	-	-	-	-	192,407
Revenues excluding realized and net change in unrealized gains (losses)	192,407	468,045	6,230,864	123,706	31,504,405	38,519,427
Realized and net change in unrealized gains and (losses) on digital assets	(688,740)	5,897	302,647	-	29,711,174	29,330,978
Realized and net change in unrealized gain on equity investments	-	-	-	-	18,207,491	18,207,491
Realized and net change in unrealized gains and (losses) on ETP payables	-	-	-	-	(6,002,344)	(6,002,344)
Revenues from realized and net change in unrealized gains (losses)	(688,740)	5,897	302,647	-	41,916,321	41,536,125
Total revenues	(496,333)	473,942	6,533,511	123,706	73,420,726	80,055,552

Expenses
Operating, general and administration	11,806,388	530,314	3,854,606	210,211	6,667,122	23,068,641
Share based payments	10,758,244	-	-	-		10,758,244
Depreciation - property, plant and equipment	-	-	1,563	-	103	1,666
Amortization - right-of-use asset	-	-	-	-	51,180	51,180
Amortization - intangibles	1,118,886	-	5,291	39,811	-	1,163,988
Fees and commissions	19,303	-	702,496	-	5,214,833	5,936,632
Foreign exchange (gain) loss	(15,030)	-	(28)	5,911	(358,112)	(367,259)

Total operating expenses	23,687,791	530,314	4,563,928	255,933	11,575,126	40,613,092
Operating income (loss)	(24,184,124)	(56,372)	1,969,583	(132,227)	61,845,600	39,442,460

Realized (loss) on investments, net	(481,828)	-	-	-	181,024	(300,804)
Unrealized (loss) on investments, net	2,723	-	-	-	-	2,723
Interest income	29,371	-	1,360	33,278	410	64,419
Finance costs	(504)	-	(1,353)	(582)	(373,113)	(375,552)
Financing expense	(4,675,199)	-	-	-	-	(4,675,199)
Total other (expenses) income	(5,125,437)	-	7	32,696	(191,679)	(5,284,413)
Net income (loss) for the period before taxes	(29,309,561)	(56,372)	1,969,590	(99,531)	61,653,921	34,158,047
Current taxes	347,990	13,543	1,147,876	779	311	1,510,499
Net income (loss) after tax	(29,657,551)	(69,915)	821,714	(100,310)	61,653,610	32,647,548
Other comprehensive income (loss)
Foreign currency translation (loss) gain	-	-	-	-	1,142,502	1,142,502
Net (loss) income and comprehensive (loss) income for the period	(29,657,551)	(69,915)	821,714	(100,310)	62,796,112	33,790,050

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

27.	Operating segments (continued)

For the nine months ended September 30, 2024	DeFi	Reflexivity	Valour Inc.	Total
Staking and lending income	-	-	16,807,671	16,807,671
Management fees	-	-	4,370,976	4,370,976
Research revenue	-	813,785	-	813,785

Revenues excluding realized and net change in unrealized gains (losses)	-	813,785	21,178,647	21,992,432

Realized and net change in unrealized gains and (losses) on digital assets	53,218	10,341	132,413,749	132,477,308
Unrealized gain on equity investments	-	-	10,833,817	10,833,817
Realized and net change in unrealized gains and (losses) on ETP payables	-	-	(114,002,560)	(114,002,560)
Revenues from realized an dnet change in unrealized gains (losses)	53,218	10,341	29,245,006	29,308,565
Total revenues	53,218	824,126	50,423,653	51,300,997

Expenses
Operating, general and administration	4,220,078	709,114	24,290,649	29,219,841
Share based payments	12,506,785	-	-	12,506,785
Depreciation - property, plant and equipment	4,132	-	1,366	5,498
Amortization - intangibles	1,153,272	-	-	1,153,272
Fees and commissions	15,922	-	2,608,146	2,624,068
Foreign exchange (gain) loss	20,037	-	4,088,910	3,723,351
Impairment loss	3,647,441	-	-	3,647,441
Total operating expenses	21,567,667	709,114	30,989,071	52,880,256
Operating income (loss)	(21,514,449)	115,012	19,434,582	(1,579,259)

Realized (loss) on investments, net	-	-	466,235	466,235
Unrealized (loss) on investments, net	197,195	-	(457,026)	(259,831)
Interest income	3,137	-	-	3,137
Finance costs	-	-	(2,536,463)	(2,536,463)
Total other income (expenses)	200,332	-	(2,527,254)	(2,326,922)
Net income (loss) for the period	(21,314,117)	115,012	16,907,328	(3,906,181)

Other comprehensive income (loss)
Foreign currency translation (loss) gain	-	(871)	(1,390,503)	(1,391,374)
Net (loss) income and comprehensive (loss) income for the period	(21,314,117)	114,141	15,516,825	(5,297,555)

DeFi Alpha is a division within Valour Inc. looking for arbitrage trading opportunities.  It does not have its own statement of financial position but leverages Valour Inc’s equity for its trades.  The CODM only reviews DeFi Alpha’s trading operating results as part of its consolidated review of Valour and hence it has not been presented separately in the table above. The comparative period has been restated to align with the current period presentation.

28.	Earnings (loss) per share

The following table presents the calculation of basic and fully diluted earnings per common share for the three and nine months ended September 30, 2025 and 2024:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Numerator:
Net income (loss) after taxes	$3,935,906	$15,445,688	$32,647,548	$(3,906,181)
Denominator:
Weighted average number of common shares - basic	343,998,923	298,101,066	331,245,844	291,401,579
Weighted average effect of dilutive warrants*	18,876,104	36,195,371	18,974,583	-
Weighted average effect of dilutive options*	10,231,860	14,495,186	10,608,774	-
Weighted average effect of dilutive DSUs*	485,550	6,511,751	2,149,849	-
Weighted average number of common shares - diluted	373,592,437	355,303,374	362,979,050	291,401,579

Basic earnings (loss) per share	$0.01	$0.05	$0.10	$(0.01)
Diluted earnings (loss) per share	$0.01	$0.04	$0.09	$(0.01)

*	Maximum dilution if all warrants, options and DSUs were exercised would be 53,511,586

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

29.	Restatement of financial results as at and for the three and nine months ended September 30, 2024

The Company has restated its September 30, 2024 condensed consolidated interim statement of operations and comprehensive loss and condensed consolidated interim statement of cash flow to correct material errors and omissions in its prior filing. The following tables present the impact of the restatement adjustments on the Company’s previously issued condensed consolidated interim financial statements for the three and nine months ended September 30, 2024:

a.	To reclassify $100,389,916 of unrealized gains from digital assets to unrealized gains from equity investments

b.	To record DLOM of $89,556,099 for equity investments

Condensed Consolidated Interim Statements of Operations and Comprehensive (Loss)
(Expressed in US dollars)

	Three months ended September 30,			Nine months ended September 30,
	2024 $		2024 $	2024 $		2024 $
	As previously reported	Restatement	As Restated	As previously reported	Restatement	As Restated
Revenues
Staking and lending income	6,450,765	-	6,450,765	16,807,671	-	16,807,671
Management fees	1,513,633	-	1,513,633	4,370,976	-	4,370,976
Research revenue	195,175	-	195,175	813,785	-	813,785
Revenues excluding realized and net change in unrealized gains (losses)	8,159,573	-	8,159,573	21,992,432	-	21,992,432
Realized and net change in unrealized gains and (losses) on digital assets	63,229,235	(38,411,927)	24,817,308	232,867,224	(100,389,916)	132,477,308
Unrealized loss on equity investments	-	21,472,220	21,472,220	-	10,833,817	10,833,817
Realized and net change in unrealized gains and (losses) on ETP payables	(26,296,262)	-	(26,296,262)	(114,002,560)	-	(114,002,560)
Revenues from realized and net change in unrealized gains (losses)	36,932,973	(16,939,707)	19,993,266	118,864,664	(89,556,099)	29,308,565
Total revenues	45,092,546	(16,939,707)	28,152,839	140,857,096	(89,556,099)	51,300,997

Expenses
Operating, general and administration	4,576,970	-	4,576,970	29,219,841	-	29,219,841
Share based payments	8,788,650	-	8,788,650	12,506,785	-	12,506,785
Depreciation - property, plant and equipment	1,270	-	1,270	5,498	-	5,498
Amortization - intangibles	394,131	-	394,131	1,153,272	-	1,153,272
Fees and commissoins	1,460,966	-	1,460,966	2,624,068	-	2,624,068
Impairment loss	24,985	-	24,985	3,647,441	-	3,647,441
Foreign exchange gains	(1,532,898)	-	(1,532,898)	3,723,351	-	3,723,351
Total operating expenses	13,714,074	-	13,714,074	52,880,256	-	52,880,256
Operating income (loss)	31,378,472	(16,939,707)	14,438,765	87,976,840	(89,556,099)	(1,579,259)
Realized gain on investments, net	(617)	-	(617)	466,235	-	466,235
Unrealized loss on investments, net	1,579,117	-	1,579,117	(259,831)	-	(259,831)
Interest income	2,024	-	2,024	3,137	-	3,137
Finance costs	(573,601)	-	(573,601)	(2,536,463)	-	(2,536,463)
Total other income (expenses)	1,006,923	-	1,006,923	(2,326,922)	-	(2,326,922)
Net income (loss) for the period after taxes	32,385,395	(16,939,707)	15,445,688	85,649,918	(89,556,099)	(3,906,181)
Other comprehensive loss
Foreign currency translation loss	(427,623)	-	(427,623)	(1,391,374)	-	(1,391,374)
Net income (loss) and comprehensive income (loss) for the period	31,957,772	(16,939,707)	15,018,065	84,258,544	(89,556,099)	(5,297,555)
(Loss) per share
Basic	0.11		0.05	0.29		(0.01)
Diluted	0.09		0.04	0.29		(0.01)
Weighted average number of shares outstanding:
Basic	298,101,066		298,101,066	291,401,579		291,401,579
Diluted	355,303,374		355,303,374	291,401,579		291,401,579

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

29.	Restatement of financial results as at and for the three and nine months ended September 30, 2024 (continued)

Condensed Consolidated Interim Statements of Cash Flows
(Expressed in US dollars)

	Nine months ended September 30,
	2024 $		2024 $
	As previously reported	Restatement	As Restated
Cash (used in) provided by operations:
Net (loss) for the period	$85,649,918	$(89,556,099)	$(3,906,181)
Adjustments to reconcile net (loss) income to cash (used in) operating activities:
Share-based payments	12,506,785	-	12,506,785
Impairment loss	3,647,441	-	3,647,441
Depreciation - Property, plant & equipment	5,498	-	5,498
Amortization - Intangible asset	1,153,272	-	1,153,272
Realized loss on investments, net	(466,235)	-	(466,235)
Unrealized (gain) loss on investments, net	259,831	-	259,831
Realized and net change in unrealized (gains) and loss on digital assets	(232,867,224)	100,389,916	(132,477,308)
Realized and net change in unrealized (gains) and loss on ETP	129,126,606	-	129,126,606
Unrealized loss on equity investments	-	(10,833,817)	(10,833,817)
Staking and lending income	(16,807,671)	-	(16,807,671)
Management fees	(4,374,571)	-	(4,374,571)
Digital asset transaction costs	(1,998,385)	-	(1,998,385)
Unrealized loss on foreign exchange	(1,198,588)	-	(1,198,588)
	(25,363,323)	-	(25,363,323)

Adjustment for:
Purchase of digital assets	(430,520,570)	175,245,383	(255,275,187)
Disposal of digital assets	443,533,773	-	443,533,773
Purchase of equity investments	-	(175,245,383)	(175,245,383)
Purchase of investments	(999,991)	-	(999,991)
Disposal of investments	552,943	-	552,943
Change in prepaid expenses and deposits	(2,542,555)	-	(2,542,555)
Change in accounts payable and accrued liabilities	(2,902,324)	-	(2,902,324)
Change in trading liabilities	375,109	-	375,109
Net cash (used in) operating activities	(17,866,938)	-	(17,866,938)
Investing activities
Net cash paid for acquisition of subsidiaries	237,015	-	237,015
Net cash provided by investing activities	237,015	-	237,015
Financing activities
Proceeds from ETP holders	361,136,794	-	361,136,794
Payments to ETP holders	(301,607,160)	-	(301,607,160)
Loan repaid	(32,096,260)	-	(32,096,260)
Proceeds from investments	(1,233)	-	(1,233)
Proceds from option exercises	770,440	-	770,440
Proceeds from exercise of warrants	1,102,032	-	1,102,032
NCIB	(1,482,607)	-	(1,482,607)
Net cash provided by financing activities	27,822,006	-	27,822,006

Effect of exchange rate changes on cash and cash equivalents	57,757	-	57,757
Change in cash and cash equivalents	10,249,840	-	10,249,840
Cash, beginning of year	5,086,256	-	5,086,256
Cash and cash equivalents, end of period	$15,336,096	$-	$15,336,096

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

30.	Reclassification of Comparative Amounts

Certain amounts have been reclassified in the Condensed Consolidated Interim Statement of Operations and Comprehensive Income /(Loss) in previous periods to conform to the current period presentation. Only reclassifications have been made with no changes in accounting policies or revision of previously reported amounts. There is no change to the previously reported net income (loss).